EXHIBIT 99.2

For Immediate Release	Date: October 23, 2023
23-59-TR

Teck Reports Unaudited Third Quarter Results for 2023

Ramp-up of QB2 continues with strong asset performance

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (Teck) today announced its unaudited third quarter results for 2023.

“We made solid progress on the ramp-up of our flagship QB2 copper project, generating gross profit in the third quarter, and we remain on track to achieve design throughput by year end," said Jonathan Price, CEO. “Positive financial performance was driven by continued strong commodity prices, partially offset by lower steelmaking coal sales due to supply chain disruptions – resulting from the B.C. port strike and wildfires – in the quarter.”

Highlights

•	Adjusted profit attributable to shareholders[1] of $399 million, or $0.77 per share, in Q3 2023.
•	Profit from continuing operations attributable to shareholders of $276 million, or $0.53 per share, in Q3 2023.
•	Adjusted EBITDA[1] was $1.2 billion in Q3 2023, driven by robust prices for copper and steelmaking coal and higher base metals sales volumes. Profit from continuing operations before taxes was $589 million in Q3 2023.
•	Sales volumes in our copper and zinc business units were higher than the same period last year. QB2 continued to ramp-up operations with production of 18,300 tonnes of copper and sales of 14,300 tonnes generating gross profit before depreciation and amortization[1] of $19 million in the third quarter.
•	The QB2 plant is performing well and we continue to expect to achieve design throughput at QB2 by the end of 2023.
•	Steelmaking coal prices remain robust, driven by supply constraints and strong demand, particularly from India and China. Prices rose through the third quarter and into October, with FOB premium spot prices trading at US$343 per tonne as of October 23, 2023. Our high-margin steelmaking coal business unit is well positioned to continue to deliver strong financial performance in the fourth quarter.
•	We generated cash flows from operations of $736 million, ending the quarter with a cash balance of $1.3 billion.
•	Our liquidity as at October 23, 2023 is $7.0 billion, including $1.5 billion of cash.
•	We continue to advance our copper growth portfolio. In the third quarter, we completed the feasibility study for our HVC 2040 project and submitted the Project Environmental Assessment to the Environmental Assessment Office of British Columbia in October 2023.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis	604.699.4621

	Chris Stannell, Public Relations Manager	604.699.4368

Additional corporate information is available at www.teck.com.

Financial Summary Q3 2023

Financial Metrics (CAD$ in millions, except per share data)	Q3 2023	Q3 2022
Revenue	$3,599	$4,260
Gross profit	$831	$1,797
Gross profit before depreciation and amortization[1]	$1,360	$2,255
Profit from continuing operations before taxes	$589	$1,081
Adjusted EBITDA[1]	$1,213	$1,901
Profit from continuing operations attributable to shareholders	$276	$741
Adjusted profit attributable to shareholders[1]	$399	$923
Basic earnings per share from continuing operations	$0.53	$1.42
Diluted earnings per share from continuing operations	$0.52	$1.40
Adjusted basic earnings per share[1]	$0.77	$1.77
Adjusted diluted earnings per share[1]	$0.76	$1.74

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Key Updates

Executing on our copper growth strategy – QB2 a long-life, low-cost operation with major expansion potential

•	QB2 generated gross profit before depreciation and amortization[1] of $19 million in the third quarter.

•	Line 2 fully commissioned at the end of September, benefiting from the learnings from Line 1 commissioning with a faster, more effective ramp-up schedule.

•	At the end of the third quarter the plant has been operating consistently at 70% of design capacity. We expect to be operating at design throughput and recovery rates by year end, although we expect to be at the lower end of our 2023 annual production guidance for QB2.

•	Construction completion of the molybdenum plant is now expected by the end of the fourth quarter of 2023 and the port offshore facilities completion is expected in the first quarter of 2024. Existing shipping arrangements are expected to provide adequate capacity for shipping product though the first quarter of 2024.

•	Delays in construction of the molybdenum plant and port offshore facilities, slower than planned demobilization progress and contract claims risk have put pressure on our capital cost guidance. As a result, we have updated our capital cost guidance for QB2 to US$8.6 to US$8.8 billion from our previously disclosed guidance of US$8.0 to US$8.2 billion. Significant efforts are ongoing to mitigate the risks and cost pressures.

Safety and Sustainability Leadership

•	Our High Potential Incident Frequency remained low at a rate of 0.13 in the third quarter.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

2	Teck Resources Limited 2023 Third Quarter News Release

•	We announced an agreement with Norden that is expected to reduce CO2 emissions in our steelmaking coal supply chain for Teck shipments handled by Norden.

Guidance

•	Our guidance is outlined in summary below and our usual guidance tables, including three-year production guidance, can be found on pages 29 — 33.

•	Our previously disclosed guidance has been updated for changes to our capital cost guidance for QB2, as outlined above, 2023 annual copper, molybdenum and steelmaking coal production guidance, noted below, and 2023 capitalized stripping guidance for our copper business unit.

•	Our 2023 annual copper production guidance has decreased to 320,000 to 365,000 tonnes from 330,000 to 375,000 tonnes, driven by a localized geotechnical event at Highland Valley Copper that occurred in August. We do not expect this geotechnical event to impact our annual production guidance beyond 2023. Our 2023 annual copper production guidance for QB2 is unchanged from our previously disclosed guidance of 80,000 to 100,000 tonnes, although we expect to be at the lower end of this range.

•	Our 2023 annual molybdenum production guidance has decreased to 3.0 to 3.8 million pounds from 4.5 to 6.8 million pounds due to the delay in the construction of the QB2 molybdenum plant, as outlined above.

•	Due to plant challenges this year, we have reduced our 2023 annual steelmaking coal production guidance to 23.0 to 23.5 million tonnes from 24.0 to 26.0 million tonnes. We implemented a plant improvement initiative in the second and third quarters. Combined with the completed major maintenance outages, we are seeing improved plant performance in the fourth quarter and we are well positioned for the remainder of the year.

2023 Guidance – Summary	Current
Production Guidance
Copper (000’s tonnes)	320 - 365
Zinc (000’s tonnes)	645 - 685
Refined zinc (000’s tonnes)	270 - 290
Steelmaking coal (million tonnes)	23.0 - 23.5
Sales Guidance – Q4 2023
Red Dog zinc in concentrate sales (000’s tonnes)	130 - 150
Steelmaking coal sales (million tonnes)	5.8 - 6.2
Unit Cost Guidance
Copper net cash unit costs (US$/lb.)1 2	1.60 - 1.80
Zinc net cash unit costs (US$/lb.)[1]	0.50 - 0.60
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)[1]	88 - 96
Steelmaking coal transportation costs (CAD$/tonne)	45 - 48

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Excludes Quebrada Blanca.

3	Teck Resources Limited 2023 Third Quarter News Release

Management's Discussion and Analysis

This management’s discussion and analysis is dated as at October 23, 2023 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three and nine months ended September 30, 2023 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2022. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our Annual Information Form and Management’s Discussion and Analysis for the year ended December 31, 2022, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

•	Our profitability declined in the third quarter as compared with the same period a year ago primarily due to considerably lower prices for steelmaking coal and zinc, as well as reduced sales volumes from steelmaking coal and from Highland Valley Copper. The decrease was partially offset by higher copper prices and a weaker Canadian dollar, as compared with a year ago.

•	In the third quarter, LME copper prices increased by 8% compared with a year ago and averaged US$3.79 per pound, while LME zinc prices decreased by 26% averaging US$1.10 per pound.

•	Realized steelmaking coal prices in the third quarter remained strong at US$229 per tonne, but declined 25% from the particularly strong third quarter last year. Prices rose through the third quarter and into October, with FOB premium spot prices trading at US$343 per tonne as of October 23, 2023. Our high-margin steelmaking coal business unit is well positioned to continue to deliver strong financial performance in the fourth quarter.

Average Prices and Exchange Rates	Three months ended September 30,		Change
	2023	2022
Copper (LME cash – US$/pound)	$3.79	$3.51	8%
Zinc (LME cash – US$/pound)	$1.10	$1.48	(26)%
Steelmaking coal (realized US$/tonne)	$229	$304	(25)%
Average exchange rate (CAD$ per US$1.00)	$1.34	$1.31	2%

•	Copper production volumes in the third quarter, including QB2, increased by 8% from a year ago. Copper sales volumes, including QB2, increased by 3% from the same period a year ago. Copper production and sales volumes from Highland Valley Copper in the third quarter were negatively impacted by a localized geotechnical event in late August. The Valley pit was safely re-opened and mining of higher grade ore re-commenced in early October.

•	QB2 continued to ramp-up operations in the third quarter with production of 18,300 tonnes of copper and sales of 14,300 tonnes. Gross profit before depreciation and amortization[1] from QB2 was $19 million in the third quarter.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

4	Teck Resources Limited 2023 Third Quarter News Release

•	Zinc in concentrate production in the third quarter decreased by 21% compared to a year ago primarily driven by reduced mill throughput at Red Dog as a result of equipment failures. Red Dog sales volumes were 15% higher than the same period last year due to the timing of sales. At Trail Operations, refined zinc production and sales volumes in the third quarter were slightly higher than a year ago.

•	Third quarter steelmaking coal production of 5.5 million tonnes was 4% lower than a year ago. Third quarter steelmaking coal sales were 5.2 million tonnes, below our guidance of 5.6 — 6.0 million tonnes due to slower than anticipated supply chain recovery following the impacts of B.C. wildfires, the labour disruption at B.C. ports and plant challenges. A plant improvement initiative implemented in the second and third quarters is successfully driving improved plant performance in the fourth quarter.

•	We remain highly focused on managing our controllable operating expenditures. While diesel and other fuel costs have declined compared to last year, we continue to experience inflationary pressures in the cost of certain key supplies, including mining equipment, tires, labour and contractors. Our underlying key mining drivers remain relatively stable, and the continued pressures on certain key input costs are reflected in our sustaining capital expenditures and annual unit cost[1] guidance for 2023, which are unchanged.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

5	Teck Resources Limited 2023 Third Quarter News Release

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

In the third quarter, profit from continuing operations attributable to shareholders was $276 million, or $0.53 per share, compared to $741 million, or $1.42 per share, in the same period last year. The decrease compared with a year ago is primarily due to lower prices for steelmaking coal and zinc, as well as reduced sales volumes from steelmaking coal and lower production and sales volumes from Highland Valley Copper. The decrease was partially offset by higher copper prices and a weaker Canadian dollar, as compared with a year ago.

Adjusted profit attributable to shareholders1 in the third quarter, taking into account the items identified in the table below, was $399 million, or $0.77 per share, compared with $923 million, or $1.77 per share, in the third quarter of 2022. Significant third quarter adjustments to profit, reflected in the table below, include the effect of the Chilean tax reform of $69 million on our deferred income tax liability and a $45 million gain relating to changes to the carrying value of the financial liability for the preferential dividend stream to ENAMI.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2023	2022	2023	2022

Profit from continuing operations attributable to shareholders	$276	$741	$1,952	$3,842
Add (deduct) on an after-tax basis[2]:
Asset impairment	—	952	—	952
Loss on debt purchase	—	—	—	46
QB2 variable consideration to IMSA and ENAMI	(45)	12	26	108
Environmental costs	(25)	7	(9)	(104)
Inventory write-downs	4	15	4	38
Share-based compensation	21	26	81	114
Commodity derivatives	10	(4)	29	(7)
Loss (gain) on disposal or contribution of assets	6	1	(186)	1
Elkview business interruption claim	(1)	—	(150)	—
Chilean tax reform	69	—	69	—
Loss from discontinued operations[3]	—	(936)	—	(791)
Other	84	109	156	116
Adjusted profit attributable to shareholders[1]	$399	$923	$1,972	$4,315

Basic earnings per share from continuing operations	$0.53	$1.42	$3.77	$7.23
Diluted earnings per share from continuing operations	$0.52	$1.40	$3.72	$7.10
Adjusted basic earnings per share[1]	$0.77	$1.77	$3.81	$8.12
Adjusted diluted earnings per share[1]	$0.76	$1.74	$3.76	$7.98

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Adjustments for the three and nine months ended September 30, 2022 are as previously reported.
3.	Adjustment required to remove the effect of discontinued operations for the three and nine months ended September 30, 2022.

In addition to the items identified in the table above, our results include gains and losses due to changes in market prices in respect of pricing adjustments. Pricing adjustments resulted in $35 million of after-tax gains ($53 million, before tax) in the third quarter, or $0.07 per share.

6	Teck Resources Limited 2023 Third Quarter News Release

FINANCIAL OVERVIEW	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except per share data)	2023	2022	2023	2022
Revenue and profit
Revenue	$3,599	$4,260	$10,903	$14,176
Gross profit	$831	$1,797	$3,907	$7,417
Gross profit before depreciation and amortization[1]	$1,360	$2,255	$5,290	$8,707
Profit from continuing operations before taxes	$589	$1,081	$3,250	$5,971
Adjusted EBITDA[1]	$1,213	$1,901	$4,664	$8,235
Profit (loss) attributable to shareholders	$276	$(195)	$1,926	$3,051
Profit from continuing operations attributable to shareholders	$276	$741	$1,952	$3,842
Cash flow
Cash flow from operations	$736	$1,809	$2,958	$7,053
Property, plant and equipment expenditures	$1,057	$1,105	$3,592	$3,007
Capitalized stripping costs	$325	$209	$870	$697
Investments	$22	$38	$103	$164
Balance Sheet
Cash and cash equivalents			$1,343	$2,638
Total assets			$54,787	$50,324
Debt and lease liabilities, including current portion			$7,496	$7,962
Per share amounts
Basic earnings (loss) per share	$0.53	$(0.37)	$3.72	$5.74
Diluted earnings (loss) per share	$0.52	$(0.37)	$3.67	$5.64
Basic earnings per share from continuing operations	$0.53	$1.42	$3.77	$7.23
Diluted earnings per share from continuing operations	$0.52	$1.40	$3.72	$7.10
Dividends declared per share	$0.125	$0.125	$0.875	$0.875

PRODUCTION, SALES AND PRICES
Production (000’s tonnes, except steelmaking coal)
Copper[2]	72	66	193	205
Zinc in concentrate	153	184	462	507
Zinc – refined	67	64	197	203
Steelmaking coal (million tonnes)	5.5	5.7	17.3	16.6
Sales (000’s tonnes, except steelmaking coal)
Copper[2]	69	67	190	212
Zinc in concentrate	296	262	495	511
Zinc – refined	68	64	190	200
Steelmaking coal (million tonnes)	5.2	5.6	17.6	17.9
Average prices and exchange rates
Copper (LME cash – US$/pound)	$3.79	$3.51	$3.89	$4.11
Zinc (LME cash – US$/pound)	$1.10	$1.48	$1.22	$1.65
Steelmaking coal (realized US$/tonne)	$229	$304	$260	$374
Average exchange rate (CAD$ per US$1.00)	$1.34	$1.31	$1.35	$1.28

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina representing our proportionate ownership interest in this operation.

7	Teck Resources Limited 2023 Third Quarter News Release

BUSINESS UNIT RESULTS

Our revenue, gross profit, and gross profit before depreciation and amortization1 by business unit are summarized in the table below.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2023	2022	2023	2022

Revenue
Copper	$787	$725	$2,283	$2,628
Zinc	1,202	1,262	2,350	2,815
Steelmaking coal	1,610	2,273	6,270	8,733
Total	$3,599	$4,260	$10,903	$14,176

Gross profit
Copper	$165	$250	$631	$1,151
Zinc	96	311	329	714
Steelmaking coal	570	1,236	2,947	5,552
Total	$831	$1,797	$3,907	$7,417

Gross profit before depreciation and amortization[1]
Copper	$293	$358	$984	$1,473
Zinc	240	416	557	915
Steelmaking coal	827	1,481	3,749	6,319
Total	$1,360	$2,255	$5,290	$8,707

Gross profit margins before depreciation and amortization[1]
Copper	37%	49%	43%	56%
Zinc	20%	33%	24%	33%
Steelmaking coal	51%	65%	60%	72%

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

8	Teck Resources Limited 2023 Third Quarter News Release

COPPER BUSINESS UNIT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2023	2022	2023	2022

Copper price (realized – US$/pound)	$3.77	$3.49	$3.87	$4.10
Production (000’s tonnes)[1]	72	66	193	205
Sales (000’s tonnes)[1]	69	67	190	212
Gross profit	$165	$250	$631	$1,151
Gross profit before depreciation and amortization[2]	$293	$358	$984	$1,473
Property, plant and equipment expenditures	$818	$869	$2,934	$2,501

Performance

Gross profit from our copper business unit was $165 million in the third quarter compared with $250 million a year ago. Gross profit decreased from a year ago (see table below) primarily due to lower production and sales volumes from Highland Valley Copper, which negatively impacted unit operating costs2 partially offset by higher realized copper prices. Sales volumes of 14,300 tonnes at QB2 generated a gross profit before depreciation and amortization2 of $19 million in the third quarter.

Copper production of 71,900 tonnes in the third quarter was 8% higher than a year ago and included production of 18,300 tonnes of QB2 production. Third quarter copper production at Highland Valley Copper was impacted by a localized geotechnical event in late August, which required the operation to process lower grade stockpiled ore during the remainder of the third quarter. A section of the Valley pit was safely re-opened at the beginning of October and mining of higher grade ore re-commenced.

The table below summarizes the change in gross profit in our copper business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2022	$250
Increase (decrease):
Copper price realized	45
Sales volumes	7
Unit operating costs	(94)
Inventory write-down and labour settlement	(10)
Co-product and by-product contribution	(20)
Foreign exchange (CAD$/US$)	7
Depreciation	(20)
Net decrease	$(85)
As reported in current quarter	$165

Notes:

1.	We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in this operation. We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

9	Teck Resources Limited 2023 Third Quarter News Release

Property, plant and equipment expenditures in the third quarter totaled $818 million, including $81 million for sustaining capital, $81 million for QB2 capitalized ramp-up costs, which are outlined below, and $550 million for project development expenditures for QB2.

Capitalized stripping costs were $111 million in the third quarter, $33 million higher than a year ago, as expected with QB2 ramping up.

As QB2 continues to ramp-up production, we incur costs that are capitalized because they relate to bringing the asset to its design capacity operating level. These costs are referred to as capitalized ramp-up costs. These costs are not related to the cost of production of copper concentrate sold in the period or project capital construction. As at September 30, 2023, we had capitalized $561 million of these costs. We expect capitalized ramp-up costs in the fourth quarter, although we expect amounts to be lower than those capitalized in the third quarter.

Markets

LME copper prices remained above long-term historic trends. Prices in the third quarter increased by 8% compared with the same period a year ago. Globally, demand for copper remains supported, however, demand trends vary by region. Demand in Europe has come under pressure from high energy costs and high interest rates. In North America, consumer demand is soft while industrial and government spending remains strong. In Asia, Indian demand is growing above long-term trends and Chinese copper demand has been well supported into the third quarter.

The tightness in the copper concentrate market has started to return in the third quarter with spot treatment charges falling below the 2023 annual contract terms. New smelter capacity is starting to come online while mine production improved only marginally in the third quarter. Concentrate imports into China are up 9% year to date compared to the same period a year ago. Peruvian mine production has recovered, while Chilean mine production continues to struggle. Global stocks of copper cathode on exchanges at the end of the third quarter were 3.3 days of global consumption compared to the long-term average of 11 days. Stocks on exchanges and in bonded warehouses in China decreased by 47,000 tonnes in the third quarter and are down 350,000 tonnes since their seasonal peak in March. Total visible stocks, including bonded stocks, continue to remain at low levels at 3.8 days of consumption, compared to a long-term average of 14.5 days.

Operations

Highland Valley Copper

Copper production of 20,500 tonnes in the third quarter was 10,000 tonnes lower than a year ago due a localized geotechnical event in the Valley pit in late August, noted above. In early October, the Valley pit was safely re-opened and mining re-commenced.

A complete analysis on the geotechnical failure and required measures was developed and undertaken for safe re-entry into the Valley pit. This resulted in a revised mine plan to mitigate production losses for the fourth quarter. As a result, annual production guidance for Highland Valley Copper has been updated to 100,000 to 108,000 tonnes.

Copper sales volumes of 20,700 tonnes in the third quarter were 9,900 tonnes lower than a year ago reflecting the lower production levels. Third quarter molybdenum production of 67,000 pounds was

10	Teck Resources Limited 2023 Third Quarter News Release

404,000 pounds lower than a year ago as a result of the geotechnical event, which led to the processing of lower molybdenum grade ore.

In the third quarter, operating costs before inventory changes, were $205 million in the third quarter, $24 million higher than a year ago. The increase in operating costs was related to timing of maintenance activities in 2023.

Antamina

Copper production (100% basis) of 99,900 tonnes in the third quarter was 14,000 tonnes lower than a year ago, which was expected in the mine plan. The mix of mill feed in the quarter was 50% copper-only ore and 50% copper-zinc ore, compared with 53% copper-only ore and 47% copper-zinc ore, a year ago. As a result, zinc production (100% basis) of 125,400 tonnes in the third quarter was 10,200 tonnes higher than a year ago.

In the third quarter, operating costs before changes in inventory were US$95 million (22.5% share), US$10 million higher than a year ago due to increased workers' participation payments.

In 2022, Antamina submitted a Modification of Environmental Impact Assessment (MEIA) to Peruvian regulators to extend its mine life from 2028 to 2036. The regulatory review process is progressing as scheduled, with approval anticipated by the end of 2023.

Carmen de Andacollo

Copper production of 9,300 tonnes in the third quarter was 1,400 tonnes higher than a year ago as a result of higher grades, which were expected in the current mine plan. However, production was impacted by a 14-day, unplanned shutdown in August due to a conveyor belt failure. Production in the third quarter last year was impacted by a significant precipitation event resulting in a 5-day shutdown, as well as a change in mill feed strategy.

In the third quarter, operating costs, before changes in inventory, were US$56 million which was US$6 million lower than a year ago due to the maintenance costs required after the precipitation event.

Quebrada Blanca

In the third quarter, we continued to ramp-up operations at QB2 and the assets are performing well. We are working to complete final construction and contract close out, with completion of the molybdenum plant and the port offshore facilities remaining. The following are the key updates relating to both construction and operations at QB2 in the third quarter:

•	Copper production for the third quarter was 18,300 tonnes, of which more than half was produced in September. Sales for the quarter were 14,300 tonnes. We are expecting to be operating at design throughput rates by the end of the year.

•	QB2 generated gross profit before depreciation and amortization[1] of $19 million in the third quarter.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

11	Teck Resources Limited 2023 Third Quarter News Release

•	Line 2 fully commissioned at the end of September, benefiting from the learnings from Line 1 commissioning with a faster, more effective ramp-up schedule.

•	At the end of the third quarter the plant has been operating consistently at 70% of design capacity. We expect to be operating at design throughput and recovery rates by year end, although we expect to be at the lower end of our 2023 annual production guidance for QB2.

•	Construction completion of the molybdenum plant is now expected at the end of the fourth quarter of 2023 and the port offshore facilities completion is expected in the first quarter of 2024. Existing shipping arrangements are expected to provide adequate capacity for shipping product though the first quarter of 2024.

•	Delays in construction of the molybdenum plant and port offshore facilities, slower than planned demobilization progress and contract claims risk have put pressure on our capital cost guidance. As a result, we have increased our capital cost guidance for QB2 to US$8.6 to US$8.8 billion from US$8.0 to US$8.2 billion. Significant efforts are ongoing to mitigate the risks and cost pressures.

Cost of Sales

Cost of sales was $622 million in the third quarter compared with $475 million in the same period last year, with the ramp-up of production at QB2 accounting for most of the increase. Total cash unit costs1 of product sold in the third quarter, before cash margins for by-products1, of US$2.24 per pound, excluding QB2 costs, were US$0.38 per pound higher than the same period a year ago. This was due to the effect of lower production levels at Highland Valley Copper and increased maintenance and repair costs. Cash margins for by-products1 were US$0.37 per pound compared with US$0.44 per pound in the same period a year ago with the decrease primarily due to lower zinc prices and lower molybdenum sales, driven by the production issue at Highland Valley Copper as previously described. Total net cash units costs1 for copper, after cash margins for by-products1, of US$1.87 per pound were US$0.45 per pound higher than the same period a year ago. Although copper unit costs1 in the third quarter were above our annual guidance range, the variance is timing related, and our annual unit operating cost guidance range is unchanged.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2023	2022	2023	2022

Adjusted cash cost of sales1 2	$1.99	$1.67	$2.06	$1.74
Smelter processing charges	0.25	0.19	0.23	0.19
Total cash unit costs1 2	$2.24	$1.86	$2.29	$1.93
Cash margin for by-products1 2	(0.37)	(0.44)	(0.42)	(0.49)
Net cash unit costs1 2	$1.87	$1.42	$1.87	$1.44

Notes:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.
2.	Excludes Quebrada Blanca.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

12	Teck Resources Limited 2023 Third Quarter News Release

Outlook

Our 2023 annual guidance for our copper business unit is outlined in our guidance tables on pages 29 — 33. Our 2023 annual guidance has been updated for changes to our capital cost guidance for QB2, our annual copper and molybdenum production, and capitalized stripping.

As outlined above, delays in construction of the molybdenum plant and port offshore facilities, slower than planned demobilization progress and contract claims risk have put pressure on our QB2 capital cost guidance. As a result, we have increased our capital cost guidance for QB2 to US$8.6 to US$8.8 billion from our previously disclosed guidance of US$8.0 to US$8.2 billion. Significant efforts are ongoing to mitigate the risks and cost pressures.

Our 2023 annual copper production guidance has decreased to 320,000 to 365,000 tonnes from 330,000 to 375,000 tonnes, as a result of the localized geotechnical event at Highland Valley Copper. Our 2023 annual molybdenum production guidance has decreased to 3.0 to 3.8 million pounds from 4.5 to 6.8 million pounds, as a result of the delay in the construction of the QB2 molybdenum plant, noted above.

Our 2023 copper capitalized stripping guidance has been updated to $395 million from $295 million as a result of QB2 performing additional stripping activities while the concentrator was in ramp-up. Additional stripping was performed at Antamina and Highland Valley Copper altered the mine plan for the remainder of 2023 to mitigate the effects of the localized geotechnical event.

Our 2023 annual copper production guidance for QB2 is unchanged from our previously disclosed guidance of 80,000 to 100,000 tonnes, although we expect to be at the lower end of this range. We continue to expect QB2 to reach full throughput rates by the end of 2023.

As a result of recent changes to IFRS, we are required to recognize sales proceeds and related costs associated with products sold during the ramp-up and commissioning phase of QB2 through earnings rather than capitalizing these amounts, as has been previous practice. During the third quarter, we generated gross profit from QB2 and expect gross profit to be generated in the fourth quarter as the ramp-up in production rates continues, subject to copper price changes.

Copper Growth

In the third quarter, we continued to advance our copper growth strategy with prudent investments in our industry-leading copper growth portfolio. Our copper growth strategy balances growth and return of capital with maintaining a strong balance sheet and is informed by milestone objectives with prudent investment plans across the entire portfolio to de-risk development of each of the assets, including permitting.

•	For the Quebrada Blanca Mill Expansion (QBME) project, we continued to advance the Feasibility Study and progress the permitting process throughout the quarter.
•	In early October, we submitted the Environmental Assessment application for the HVC 2040 project to the Environmental Assessment Office of British Columbia in addition to completing the Feasibility Study.
•	Progressed the Feasibility Study at San Nicolás and continued stakeholder engagement on the permitting process.
•	Continued updating the capital and operating cost estimates from the 2020 Feasibility Study at Zafranal and progressed discussions with Ausenco on the project management and execution strategy.
•	At NewRange Copper Nickel, the management team worked with local, state and federal officials, Indigenous Peoples, communities of interest and supporters of the project, including organized labour,

13	Teck Resources Limited 2023 Third Quarter News Release

to renew or reestablish key project permits, including the 404 Wetland Permit which was revoked by the U.S. Army Corps of Engineers in June 2023. Updates to the NorthMet Feasibility Study are ongoing, including design, construction, execution plans and cost estimates. In addition, the team is managing a significant equipment salvage and recycling program at a historical brownfield plant site, which commenced in June 2023.
•	At Galore Creek, Teck and our partner Newmont Corporation continued to advance the Prefeasibility Study during the third quarter. As a result of work on the Prefeasibility Study and permitting activities, the partners have decided to extend the Prefeasibility Study work into 2024 to complete additional value engineering for the project. A substantial seasonal field campaign was completed from May to October 2023.

Targeted upcoming key milestones for key assets in our copper growth portfolio include:

•	QBME: Feasibility Study completion Q4 2023
•	New Range Copper Nickel NorthMet: Feasibility Study completion H2 2024
•	San Nicolás: MIA-R permit application submission in Q4 2023
•	Zafranal: Continuation of capital and operating cost estimate updates and commencement of detailed engineering in Q4 2023
•	Galore Creek: Prefeasibility Study completion in H2 2024

14	Teck Resources Limited 2023 Third Quarter News Release

ZINC BUSINESS UNIT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2023	2022	2023	2022

Zinc price (realized – US$/pound)	$1.10	$1.44	$1.18	$1.56
Production (000’s tonnes)
Refined zinc	67	64	197	203
Zinc in concentrate[1]	125	158	385	433
Sales (000’s tonnes)
Refined zinc	68	64	190	200
Zinc in concentrate[1]	269	235	418	436
Gross profit	$96	$311	$329	$714
Gross profit before depreciation and amortization[2]	$240	$416	$557	$915
Property, plant and equipment expenditures	$71	$82	$162	$149

Notes:

1.	Represents production and sales from Red Dog. Excludes co-product zinc production from our 22.5% proportionate interest in Antamina.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit from our zinc business unit was $96 million in the third quarter compared with $311 million a year ago. Gross profit decreased compared with a year ago (see table below) primarily due to lower zinc prices, partially offset by higher zinc premiums on our contracted refined zinc sales.

At our Red Dog Operations, zinc production of 124,600 tonnes in the third quarter decreased by 21% from a year ago, while lead production increased by 13%. The decrease in zinc production was driven by reduced mill throughput as a result of equipment failures. At our Trail Operations, refined zinc production was 5% higher than a year ago and refined lead production in the third quarter was the same as last year. Refined lead production continues to be impacted by the KIVCET boiler, which is reaching the end of its life. Planning continues to complete the KIVCET boiler replacement in 2024.

15	Teck Resources Limited 2023 Third Quarter News Release

The table below summarizes the change in gross profit in our zinc business unit for the quarter.

Gross Profit (CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2022	$311
Increase (decrease):
Zinc price realized	(245)
Sales volumes	45
Unit operating costs	(9)
Co-product and by-product contribution	(11)
Inventory write-down and labour settlement (2022)	37
Foreign exchange	7
Depreciation	(39)
Net decrease	$(215)
As reported in current quarter	$96

Property, plant and equipment expenditures in the third quarter totaled $71 million, including $44 million for sustaining capital, of which $20 million relates to our Trail Operations and $24 million relates to our Red Dog Operations.

Markets

The refined zinc market remained under pressure through the third quarter. Demand in Europe continued to weaken and investment flows sought returns outside of base metals. Zinc premiums have softened across all regions and are 23% lower in Europe and 10% lower in North America compared to the second quarter of 2023. In Europe, construction demand was weak with high energy costs and high interest rates impacting growth. In North America, automotive sales and production were improving into the third quarter before labour action in North America slowed auto production. Automotive sales continued to increase through the quarter reaching a seasonally adjusted annualized rate of 15.7 million units, well above the 13.8 million unit rate last year. Chinese demand for zinc in autos and renewable energy remained well supported with year to date new energy vehicle sales up 38%. Demand from the energy transition sectors in China has offset the weakness in the construction sector.

Prices for zinc on the London Metals Exchange in the third quarter averaged US$1.10 per pound, a decline from record highs in the third quarter of 2022 of US$1.48 per pound. The continued low zinc price has forced the closure of several zinc mines around the world due to high costs and low prices.

The zinc concentrate market continued to improve with spot treatment charges falling in the third quarter as Chinese buyers maintained imports and most European smelters achieved normal production. Imports of zinc concentrates to China have increased 25% year to date through to August compared with 2022. Imports over the last twelve months reached 2.2 million tonnes, which is the highest rolling twelve month level on record.

LME zinc stocks rose by 22,175 tonnes in the third quarter and are up 92% over extremely low levels last year, while stocks held on the Shanghai Futures Exchange (SHFE) fell 5,600 tonnes over the same period last year. Total global exchange stocks remained well below historical levels, ending the quarter at 3.6 days of global consumption, compared to the 25-year average of 17.2 days. We estimate that total reported global stocks, which include LME, SHFE and bonded stocks, fell by approximately 7,600 tonnes in the third

16	Teck Resources Limited 2023 Third Quarter News Release

quarter to less than 140,000 tonnes at the end of the quarter, representing an estimated 3.6 days of global demand, compared to the 25-year average of 18.2 days.

Operations

Red Dog

Zinc production decreased to 124,600 tonnes in the third quarter compared with 157,800 tonnes a year ago. Lower production was driven by reduced mill throughput as a result of equipment failures. Lead production of 21,400 tonnes in the third quarter was 2,400 tonnes higher than a year ago as a result of higher lead grade.

Zinc sales volumes of 269,700 tonnes were 15% higher in the third quarter compared to a year ago due to the timing of sales.

Operating costs, before inventory changes, in the third quarter were US$132 million, or US$19 million higher than a year ago. The higher costs were expected in our 2023 unit cost1 guidance and reflect the inflationary pressures of annual supplies such as diesel and consumables.

Trail Operations

Refined zinc production of 67,200 tonnes in the third quarter was 3,400 tonnes higher than a year ago. Third quarter production this year was lower than expected as a result of two concentrate suppliers unable to make shipments. Typically alternate feed would be purchased, however, due to low spot treatment charges it was not economical. By mid October 2023, one of the suppliers re-commenced shipping.

Lead production was 17,200 tonnes, unchanged from a year ago. As previously disclosed, the KIVCET boiler has reached the end of its useful life and the replacement of the boiler will occur in 2024. Until the boiler is replaced, we expect lead production will continue to remain at lower levels than historical.

Operating costs, before changes in inventory, in the third quarter were 14% lower than a year ago at $145 million, primarily due to planned maintenance which increased costs a year ago.

Cost of Sales

Cost of sales was $1.1 billion in the third quarter compared with $951 million a year ago, primarily due to increased sales volumes from Red Dog and higher diesel and consumable costs. Total cash unit costs1 of product sold in the third quarter for Red Dog, before cash margins for by-products1, were US$0.67 per pound, US$0.03 per pound higher than a year ago and within our annual unit cost1 guidance mainly due to higher refining and treatment charges paid to customers. Net cash unit costs1 for zinc in the third quarter, after cash margin for by-products1 of US$0.43 per pound were US$0.06 per pound higher compared with a year ago, as expected in our annual guidance.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

17	Teck Resources Limited 2023 Third Quarter News Release

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2023	2022	2023	2022

Adjusted cash cost of sales[1]	$0.41	$0.40	$0.41	$0.37
Smelter processing charges	0.26	0.24	0.26	0.20
Total cash unit costs[1]	$0.67	$0.64	$0.67	$0.57
Cash margin for by-products[1]	(0.24)	(0.27)	(0.15)	(0.16)
Net cash unit costs[1]	$0.43	$0.37	$0.52	$0.41

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Outlook

Our 2023 annual guidance for our zinc business unit is outlined in our guidance tables on pages 29 — 33. Although overall guidance remains unchanged, the guidance by site has changed. Due to production issues at Red Dog, as previously discussed, guidance has been reduced by 5,000 tonnes to 545,000 to 575,000. This decrease is offset by a corresponding 5,000 tonnes increase at Antamina as a result of higher than expected zinc production.

The Red Dog shipping season commenced on July 4, 2023. We currently expect sales of Red Dog zinc in concentrate to be in the range of 130,000 to 150,000 tonnes in the fourth quarter of 2023, reflecting the normal seasonal pattern of Red Dog sales.

18	Teck Resources Limited 2023 Third Quarter News Release

STEELMAKING COAL BUSINESS UNIT

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2023	2022	2023	2022

Steelmaking coal price (realized US$/tonne)	$229	$304	$260	$374
Steelmaking coal price (realized CAD$/tonne)	$308	$395	$351	$478
Production (million tonnes)	5.5	5.7	17.3	16.6
Sales (million tonnes)	5.2	5.6	17.6	17.9
Gross profit	$570	$1,236	$2,947	$5,552
Gross profit before depreciation and amortization[1]	$827	$1,481	$3,749	$6,319
Property, plant and equipment expenditures	$163	$150	$478	$345

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Performance

Gross profit in the third quarter from our steelmaking coal business unit was $570 million compared with $1.2 billion a year ago, due to lower steelmaking coal prices and sales volumes (see table below). Realized steelmaking coal prices averaged US$229 per tonne in the third quarter compared with US$304 per tonne in the same period a year ago.

Third quarter sales volumes of 5.2 million tonnes were below our previously disclosed guidance of 5.6 — 6.0 million tonnes and 5.6 million tonnes a year ago. The decrease was due to slower than anticipated supply chain recovery following the impacts of B.C. wildfires, the labour disruption at B.C. ports and plant challenges. The plant improvement initiative implemented in the second and third quarters is successfully driving improved plant performance in the fourth quarter.

The table below summarizes the change in gross profit in our steelmaking coal business unit for the quarter:

Gross Profit (CAD$ in millions)	Three months ended September 30,

As reported in third quarter of 2022	$1,236
Increase (decrease):
Steelmaking coal price realized	(516)
Sales volumes	(123)
Operating and transportation unit costs	(57)
Foreign exchange	42
Depreciation	(12)
Net decrease	$(666)
As reported in current quarter	$570

Property, plant and equipment expenditures were $163 million in the third quarter, which included $11 million associated with water projects. Capitalized stripping costs were $193 million in the third quarter

19	Teck Resources Limited 2023 Third Quarter News Release

compared with $103 million in the same period last year, as we continue through a notable peak period of capitalized stripping to advance the development of mine pits to support future production, as anticipated.

Markets

The FOB Australia price assessments ended the third quarter at US$332 per tonne, increasing from the recent low of US$222 per tonne in May of this year. The quarterly price, lagged by one month, averaged US$240 per tonne. This was a decrease from US$283 per tonne in the second quarter of 2023 and down from US$287 per tonne in the third quarter of 2022. Steelmaking coal prices rose through the third quarter as a result of global supply shortage for premium hard coking coals, driven by production and logistics disruptions and strong demand from China and India. Subsequent to the end of the third quarter prices continued to rise, with FOB premium spot prices trading at US$343 per tonne as of October 23, 2023.

The CFR China price assessments for the third quarter averaged US$250 per tonne compared to US$242 per tonne in the second quarter of 2023 and US$310 per tonne in the third quarter of 2022. Blast furnace utilization in China remains elevated at over 90%, with hot metal production up close to 4% year to date.

Operations

Third quarter steelmaking coal production of 5.5 million tonnes was 0.2 million tonnes lower than the same period a year ago. Production in the third quarter was primarily impacted by planned maintenance outages at two of our operations, including Fording River, our largest operation, as well as intermittent plant challenges. Overall plant reliability improved in the third quarter relative to the first half of this year, partially attributed to activities completed during the planned maintenance outages.

Total material movement and equipment hours in the third quarter were in line with the same period a year ago, demonstrating the continued stabilization of workforce levels and equipment utilization.

Cost of Sales

Cost of sales of $1.0 billion in the third quarter was similar to the same period last year. Adjusted site cash cost of sales1 was $101 per tonne, compared with $92 per tonne a year ago, primarily due to reduced production levels and increased maintenance activities associated with planned maintenance.

Transportation unit costs1 in the third quarter were $50 per tonne, compared to $48 per tonne in the same quarter last year. The increase was largely driven by higher demurrage and port costs due to the labour disruptions at ports in B.C. in July and the impact on rail from the B.C. wildfires in August. Transportation unit costs1 are expected to decline in the fourth quarter with the number of vessels at anchor returning to normal levels by the end of the year.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

20	Teck Resources Limited 2023 Third Quarter News Release

The tables below report the components of our unit costs in Canadian and equivalent U.S. dollars.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in CAD$ per tonne)	2023	2022	2023	2022

Adjusted site cash cost of sales[1]	$101	$92	$94	$88
Transportation costs	50	48	49	47
Unit costs[1]	$151	$140	$143	$135

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per tonne)	2023	2022	2023	2022

Adjusted site cash cost of sales[1]	$75	$71	$70	$69
Transportation costs	37	37	36	36
Unit costs[1]	$112	$108	$106	$105

Our total cost of sales for the quarter also included a $22 per tonne charge for the amortization of capitalized stripping costs and $27 per tonne for other depreciation.

Outlook

With steelmaking coal prices entering the fourth quarter above US$330 per tonne, our steelmaking coal business unit is well positioned to continue delivering strong financial performance through the remainder of 2023. Our 2023 annual guidance for our steelmaking coal business is outlined in our guidance tables on pages 29 — 33 and changes from our previously disclosed guidance are outlined below.

As a result of plant challenges to date, we have lowered our 2023 annual production guidance to 23.0 to 23.5 million tonnes from our previously disclosed guidance of 24.0 to 26.0 million tonnes. The plant improvement initiative, combined with the major maintenance activities that were completed earlier this year, is successfully driving improved plant performance in the fourth quarter. Further, strong raw coal inventories are expected to provide product flexibility and optionality into the fourth quarter and beyond.

The lower production levels for the year are expected to put upward pressure on adjusted site cash cost of sales1 and transportation unit costs1, which are expected to be at the upper end of our 2023 annual guidance ranges. Transportation unit costs1 are expected to decline in the fourth quarter with the number of vessels at anchor returning to normal levels by the end of the year.

We expect fourth quarter steelmaking coal sales to be between 5.8 and 6.2 million tonnes, maximizing use of available inventories.

Steelmaking coal capital expenditures in 2023 are expected to be within our previously disclosed guidance of $790 million, with a decrease in water treatment capital (outlined below) to be offset by an increase in other sustaining capital, including the Elkview Administrative and Maintenance Complex project.

Note:

1.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

21	Teck Resources Limited 2023 Third Quarter News Release

Elk Valley Water Management Update

We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium-, and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health.

For 2023, our priority is to fully operationalize our 77.5 million litres per day constructed water treatment capacity by the end of the year. This additional capacity, a fourfold increase from 2020, is expected to achieve one of the primary objectives of the Plan: stabilizing and reducing the selenium trend in the Elk Valley. Currently, treatment is effectively removing selenium and water quality monitoring shows that selenium levels are trending down downstream of treatment and stabilizing in the Elk River. We expect further reductions across the watershed and in the Koocanusa Reservoir as additional treatment is completed.

Due to revised timelines for permitting, equipment procurement, and engineering development, we now anticipate our 2023 annual sustaining water capital guidance related to investment in water treatment facilities, water management (source control, calcite management and tributary management), and the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada (the Direction) to be approximately $100 million, compared to the previously disclosed guidance of $220 million. As a result, we anticipate our water treatment capital expenditures for 2023 and 2024 to be between $300 to $400 million, compared to our previous guidance of $450 to $550 million. Despite the deferral of water treatment capital expenditures into future years, we continue to expect to meet our water treatment capacity targets by further increasing our constructed water treatment capacity to 150 million litres per day by the end of 2026.

Final costs of implementing the Plan and other water quality initiatives will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. Certain cost estimates to date are based on limited engineering. Implementation of the Plan also requires additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are protective of the environment and human health and provides for adjustments if warranted by monitoring results. Proposed amendments to the Plan are under discussion with provincial regulators and Indigenous communities.

The state of Montana's water quality standard for the Koocanusa Reservoir downstream of our mining operations has been set aside on procedural grounds. We continue to engage with U.S. regulators to work towards the establishment of appropriate science-based standards for the reservoir. Ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies. This could substantially increase or decrease both capital and operating costs associated with water quality management or could materially affect our ability to permit mine life extensions in new mining areas.

22	Teck Resources Limited 2023 Third Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating expense, net of other income, was $128 million in the third quarter compared with $435 million a year ago. Significant items in the third quarter included $26 million of share-based compensation expense, $53 million of positive settlement pricing adjustments and a $43 million gain on the remeasurement of our reclamation liabilities relating to an increase in the rates used to discount our decommissioning and restoration provisions for closed operations.

The table below outlines our outstanding receivable positions, which are valued using provisional prices at June 30, 2023 and September 30, 2023.

	Outstanding at		Outstanding at
	September 30, 2023		June 30, 2023
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.

Copper	189	3.74	126	3.77
Zinc	265	1.20	145	1.08

Finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC and on lease liabilities, letters of credit and standby fees, the interest components of our pension obligations and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against our development projects. Finance expense of $71 million in the third quarter was $11 million higher than the same period last year primarily due to higher accretion for our decommissioning and restoration provision. We expect our finance expense to increase in 2024 compared to 2023 as we cease capitalization of borrowing cost amounts relating to the development of QB2.

Non-operating income, net of non-operating expense, was $71 million in the third quarter compared with $116 million expense in the same period last year. The most significant item in the quarter was a $75 million gain on the changes to the carrying value of the financial liability for the preferential dividend stream to ENAMI. The carrying value of this financial liability is most significantly affected by copper prices and the interest rate on the subordinated loans provided by us and SMM/SC to QBSA, which affect when QBSA repays the loans.

General and administration expenses of $73 million in the third quarter were $19 million higher than the same period last year as we invest in digital technology to enhance productivity across our business. General and administration expenses are expected to continue at current levels through 2023.

Income Taxes

Provision for income and resource taxes was $321 million, or 54% of pre-tax profit. In the third quarter, we recorded a one-time deferred tax charge of $106 million arising from the enactment of the new Chilean two-tiered mining royalty regime which added 18% to our overall tax rate. In addition, the gain on the carrying value of the ENAMI preferential dividend stream, which is not taxable, reduced our overall effective tax rate by 3%. Excluding these items, our effective tax rate would have been 39%, which is higher than the Canadian statutory income tax rate of 27%, primarily due to resource taxes, higher taxes in foreign jurisdictions, and the effect of certain corporate and finance costs that are not deductible in computing income for resource tax purposes. For the full year we expect our effective tax rate to be in the range of 37% to 39% based on our current expectations regarding commodity prices and sales by jurisdiction for the balance of the year.

23	Teck Resources Limited 2023 Third Quarter News Release

The new Chilean mining royalty regime consists of a flat 1% ad-valorem component applicable to copper revenues and a profit-based component based on rates ranging from 8% to 26%, determined in reference to mining margin percentage, applicable to adjusted operating profits. The amount of the profit-based royalty is capped so that the overall effective tax rate does not exceed 46.5% as computed in reference to the sum of the ad valorem and profit-based components of the royalty, corporate income tax and imputed withholding tax in relation to adjusted operating profits.

Due to the tax stability agreements we have in place with the Chilean government for Carmen de Andacollo and Quebrada Blanca, we will continue to be subject to the current Specific Mining Tax regime until the end of 2027 and 2037, respectively, before we are subject to the new mining royalty regime.

We are subject to and pay cash income and resource taxes in all jurisdictions. In the first quarter of this year, we began making monthly statutory minimum Canadian income tax instalments. Due to income inclusion timing rules related to the partnerships through which our Canadian steelmaking coal and copper operations are held, previously deferred Canadian income taxes of approximately $625 million associated with our 2022 earnings will be payable in February 2024, together with the final tax payment associated with our 2023 earnings.

24	Teck Resources Limited 2023 Third Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remain strong. Our debt position, net debt2, and credit ratios are summarized in the table below:

	September 30, 2023		December 31, 2022

Term notes	$2,470		$2,585
QB2 senior limited recourse project finance facility	2,353		2,500
Lease liabilities	452		422
Carmen de Andacollo short-term loans	104		52
Antamina credit facilities	225		225
Less unamortized fees and discounts	(60)		(71)
Debt and lease liabilities (US$ in millions)	$5,544		$5,713

Debt and lease liabilities (Canadian $ equivalent)[1] (A)	$7,496		$7,738
Less cash and cash equivalents	(1,343)		(1,883)
Net debt[2] (B)	$6,153		$5,855
Equity (C)	$28,323		$26,511
Net-debt to net-debt-plus-equity ratio[2] (B/(B+C))	18%		18%
Net debt to adjusted EBITDA ratio[2]	1.0	x	0.6	x
Weighted average coupon rate on the term notes	5.4%		5.3%

Notes:

1.	Translated at period end exchange rates.
2.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

Our liquidity was $7.0 billion as at October 23, 2023, including $1.5 billion of cash.

On June 15, 2023, we made the first scheduled debt repayment on our senior QB2 project finance facility. Semi-annual payments of US$147 million are required on June 15 and December 15 over the next 8.5 years.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit. Our US$4.0 billion committed revolving credit facility is a sustainability-linked facility, which involves pricing adjustments that are aligned with our sustainability performance and strategy. Our sustainability performance over the term of the facility is measured by Greenhouse Gas (GHG) intensity, percentage of women in Teck's workforce and safety. This facility does not contain an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition. The only financial covenant under our bank agreements is a requirement for our adjusted net debt to capitalization ratio not to exceed 60%. That ratio was 18% at September 30, 2023.

Antamina maintains a US$1.0 billion loan agreement that matures in July 2026. Our 22.5% share of the loan is US$225 million. The loan is non-recourse to us and the other Antamina owners.

We also have various other uncommitted credit facilities, standby letters of credit and surety bonds that primarily secure our reclamation obligations. The amounts issued under these facilities totaled

25	Teck Resources Limited 2023 Third Quarter News Release

approximately $3.6 billion at September 30, 2023. We may be required to post additional security in respect of reclamation at our sites in future periods as additional land is disturbed, regulatory requirements change or closure plans are updated.

Quebrada Blanca (QBSA) entered into a contract with Transelec S.A. to lease an electrical power transmission system to connect the QB2 project with the Chilean national power grid. Subsequent to the end of the third quarter, the Chilean National Electric Coordinator issued the certificate that approves the entry into operation for the transmission system, leading to the commencement date of the lease. The lease requires QBSA to pay approximately US$22 million per year, escalating by 2.2% annually. On initial recognition of the lease in the fourth quarter, we will record a lease liability of approximately US$324 million, with a corresponding right-of-use asset.

Operating Cash Flow

Cash flow from operations in the third quarter was $736 million compared with $1.8 billion a year ago. The reduced cash flow reflects a decrease in profit attributable to shareholders due to lower steelmaking coal and zinc prices and a decrease in steelmaking coal sales volumes, as well as fluctuations in working capital year-over-year.

During the third quarter, changes in working capital items resulted in a use of cash of $233 million compared with a source of cash of $262 million a year ago. The use of cash in the current period reflects the build up of trade receivables and supplies inventory with the ramp-up of QB2, partly offset by the seasonal decrease in production inventories at Red Dog. The reduction of working capital last year and resulting source of cash reflected a decrease in trade receivables in the period.

Investing Activities

Expenditures on property, plant and equipment were $1.1 billion in the third quarter, including $81 million for QB2 capitalized ramp-up costs, $550 million for the development of the QB2 project and $289 million of sustaining capital. The largest components of sustaining capital expenditures were $159 million at our steelmaking coal operations, $25 million at Quebrada Blanca and $36 million at Antamina.

As QB2 continues to ramp-up production, we incur costs that are capitalized because they relate to bringing the asset to its design capacity operating level. These costs are referred to as capitalized ramp-up costs. These costs are not related to the cost of production of copper concentrate sold in the period or project capital construction. As at September 30, 2023, we had capitalized $561 million of these costs.

Capitalized production stripping costs were $325 million in the third quarter compared with $209 million a year ago. The majority of this represents the advancement of pits for future production at our steelmaking coal operations.

26	Teck Resources Limited 2023 Third Quarter News Release

The table below summarizes our year-to-date capital spending for 2023:

($ in millions)	Sustaining	Growth	QB2 Project	QB2 Ramp-up	Sub-total	Capitalized Stripping	Total

Copper	$240	$264	$1,869	$561	$2,934	$301	$3,235
Zinc	103	59	—	—	162	54	216
Steelmaking coal	467	11	—	—	478	515	993
Corporate	18	—	—	—	18	—	18
	$828	$334	$1,869	$561	$3,592	$870	$4,462

Financing Activities

Interest and various finance fees paid in the third quarter, including amounts capitalized, totaled $94 million, similar to a year ago.

In the third quarter, we paid $65 million in respect of our regular base quarterly dividend of $0.125 per share.

FINANCIAL RISK MANAGEMENT

Sales of our products are denominated in U.S. dollars while a significant portion of our expenses and capital expenditures are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at September 30, 2023, approximately $2.4 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, may have a significant positive or negative effect on the prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities, however, ongoing uncertainty related to global economic growth, current geopolitical uncertainty, and the potential impact of monetary policy aimed at curtailing inflation in various jurisdictions, as well as any potential resurgence of COVID-19, may have an impact on demand and prices for our commodities, on our suppliers and employees and on global financial markets in the future, which could be material.

Commodity Prices and Sensitivities

Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new ore bodies, the permitting processes, the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost

27	Teck Resources Limited 2023 Third Quarter News Release

inflation may continue to have a moderating effect on the growth in future production for the industry as a whole.

The sensitivity of our annualized profit (loss) attributable to shareholders and EBITDA5 to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our 2023 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.30, is as follows:

	2023 Mid-Range Production Estimates[1]	Changes	Estimated Effect of Change On Profit (Loss) Attributable to Shareholders[2] ($ in millions)	Estimated Effect on EBITDA2 5 ($ in millions)
US$ exchange		CAD$0.01	$57	$92
Copper (000's tonnes)	342.5	US$0.01/lb	$5	$9
Zinc (000's tonnes)[3]	945.0	US$0.01/lb	$8	$12
Steelmaking coal (million tonnes)	23.25	US$1/tonne	$17	$27
WTI[4]		US$1/bbl	$3	$5

Notes:

1.	All production estimates are subject to change based on market and operating conditions.
2.	The effect on our profit (loss) attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
3.	Zinc includes 280,000 tonnes of refined zinc and 665,000 tonnes of zinc contained in concentrate.
4.	Our WTI oil price sensitivity takes into account the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.
5.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives that are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, QB2 variable consideration to IMSA and settlements receivable and payable. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

28	Teck Resources Limited 2023 Third Quarter News Release

GUIDANCE

Our guidance for 2023, including production guidance for the following three years, is outlined in the tables below. The guidance ranges reflect uncertainties including the potential for extreme weather events and other potential disruptions. Our 2023 annual guidance has been updated for changes to our capital cost guidance for QB2, our copper, molybdenum and steelmaking coal production guidance and capitalized stripping guidance for our copper business unit. The changes to each of these items is further described below.

•	Delays in construction of the molybdenum plant and port offshore facilities, slower than planned demobilization progress and contract claims risk have put pressure on our capital cost guidance. As a result, we are updating our capital cost guidance for QB2 to US$8.6 to $8.8 billion from our previously disclosed guidance of US$8.0 to US$8.2 billion. Significant efforts are ongoing to mitigate the risks and cost pressures.

•	Our 2023 annual copper production guidance, including QB2, has decreased to 320,000 to 365,000 tonnes from 330,000 to 375,000 tonnes, driven by a localized geotechnical event at Highland Valley Copper that occurred in August. We do not expect this geotechnical event to impact our annual production guidance beyond 2023. Our 2023 annual copper production guidance for QB2 is unchanged from our previously disclosed guidance of 80,000 to 100,000 tonnes, although we expect to be at the lower end of this range.

•	Our 2023 annual molybdenum production guidance has decreased to 3.0 to 3.8 million pounds from 4.5 to 6.8 million pounds due to the delay in the construction of the QB2 molybdenum plant, as outlined above.

•	Our overall 2023 annual zinc guidance remains unchanged, however, Red Dog production was reduced by 5,000 tonnes to 545,000 to 575,000 tonnes due to production issues, previously discussed, and Antamina was increased by 5,000 tonnes as a result of higher than expected production.

•	Due to plant challenges this year, we have reduced our 2023 annual steelmaking production guidance to 23.0 to 23.5 million tonnes from 24.0 to 26.0 million tonnes.

•	Our 2023 copper capitalized stripping guidance has been updated to $395 million from $295 million as a result of QB2 performing additional stripping activities while the concentrator was in ramp-up, Additional stripping was performed at Antamina and Highland Valley Copper altered the mine plan for the remainder of 2023 to mitigate the effects of the localized geotechnical event.

29	Teck Resources Limited 2023 Third Quarter News Release

Production Guidance

The table below shows our share of production of our principal products for 2022, our guidance for production for 2023 and for the following three years.

Units in 000’s tonnes (excluding steelmaking coal and molybdenum)	2022	Previous Guidance 2023	Change	Current Guidance 2023	Previous Three-Year Guidance 2024 – 2026	Change	Current Guidance 2024 – 2026

PRINCIPAL PRODUCTS

Copper1 2
Highland Valley Copper	119.1	110 - 118	(10) - (10)	100 - 108	120 - 165	—	120 - 165
Antamina	102.3	90 - 97	—	90 - 97	90 - 100	—	90 - 100
Carmen de Andacollo[3]	39.5	40 - 50	—	40 - 50	50 - 60	—	50 - 60
Quebrada Blanca[3]	9.6	90 - 110	—	90 - 110	285 - 315	—	285 - 315
	270.5	330 - 375	(10) - (10)	320 - 365	545 - 640	—	545 - 640
Zinc1 2 4
Red Dog	553.1	550 - 580	(5) - (5)	545 - 575	500 - 550	—	500 - 550
Antamina	97.4	95 - 105	5 - 5	100 - 110	55 - 95	—	55 - 95
	650.5	645 - 685	—	645 - 685	555 - 645	—	555 - 645
Refined zinc
Trail Operations	248.9	270 - 290	—	270 - 290	280 - 310	—	280 - 310

Steelmaking coal (million tonnes)	21.5	24.0 - 26.0	(1.0) - (2.5)	23.0 - 23.5	24.0 - 26.0	—	24.0 - 26.0

OTHER PRODUCTS
OTHER PRODUCTS
Lead[1]
Red Dog	79.5	95 - 110	—	95 - 110	85 - 95	—	85 - 95

Molybdenum (million pounds)1 2
Highland Valley Copper	1.0	0.8 - 1.2	—	0.8 - 1.2	2.0 - 6.0	—	2.0 - 6.0
Antamina	1.5	2.2 - 2.6	—	2.2 - 2.6	2.0 - 4.0	—	2.0 - 4.0
Quebrada Blanca	—	1.5 - 3.0	(1.5) - (3.0)	—	10.0 - 14.0	—	10.0 - 14.0
	2.5	4.5 - 6.8	(1.5) - (3.0)	3.0 - 3.8	14.0 - 24.0	—	14.0 - 24.0

Notes:

1.	Metal contained in concentrate.
2.	We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest.
3.	Copper production includes cathode production at Quebrada Blanca (10,000 tonnes) and a minimal amount at Carmen de Andacollo.
4.	Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.

30	Teck Resources Limited 2023 Third Quarter News Release

Sales Guidance

The table below shows our sales for the last quarter and our sales guidance for the next quarter for selected primary products.

	Q3 2023	Guidance Q4 2023
Zinc (000's tonnes)[1]
Red Dog	270	130 - 150
Steelmaking coal (million tonnes)	5.2	5.8 - 6.2

Note:

1.	Metal contained in concentrate.

Unit Cost Guidance

The table below shows our unit costs for selected products 2022 and our unit cost guidance for selected principal products in 2023.

	2022	Previous Guidance 2023	Change	Current Guidance 2023

Copper[1]
Total cash unit costs[4] (US$/lb.)	2.02	2.05 - 2.25	—	2.05 - 2.25
Net cash unit costs3 4 (US$/lb.)	1.56	1.60 - 1.80	—	1.60 - 1.80

Zinc[2]
Total cash unit costs[4] (US$/lb.)	0.58	0.68 - 0.78	—	0.68 - 0.78
Net cash unit costs3 4 (US$/lb.)	0.44	0.50 - 0.60	—	0.50 - 0.60

Steelmaking coal
Adjusted site cash cost of sales[4] (CAD$/tonne)	89	88 - 96	—	88 - 96
Transportation costs (CAD$/tonne)	47	45 - 48	—	45 - 48

Notes:

1.	Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2023 assumes a zinc price of US$1.45 per pound, a molybdenum price of US$17.00 per pound, a silver price of US$20 per ounce, a gold price of US$1,755 per ounce and a Canadian/U.S. dollar exchange rate of $1.33. Excludes Quebrada Blanca.
2.	Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2023 assumes a lead price of US$0.90 per pound, a silver price of US$20 per ounce and a Canadian/U.S. dollar exchange rate of $1.33. By-products include both by-products and co-products.
3.	After co-product and by-product margins and excluding Quebrada Blanca.
4.	This is a non-GAAP financial measure or ratio. See “Use of Non-GAAP Financial Measures and Ratios” for further information.

31	Teck Resources Limited 2023 Third Quarter News Release

Capital Expenditure Guidance

The table below shows our capital expenditures for 2022 and our capital expenditure guidance for 2023.

(Teck’s share in CAD$ millions)	2022	Previous Guidance 2023	Change	Current Guidance 2023
Sustaining
Copper[1]	$297	$510	$—	$510
Zinc	244	150	—	150
Steelmaking coal[2]	520	760	—	760
Corporate	17	10	—	10
	$1,078	$1,430	$—	$1,430
Growth
Copper[3]	$217	$250	$—	$250
Zinc	37	80	—	80
Steelmaking coal	30	30	—	30
Corporate	1	—	—	—
	$285	$360	$—	$360
Total
Copper	$514	$760	$—	$760
Zinc	281	230	—	230
Steelmaking coal	550	790	—	790
Corporate	18	10	—	10
	$1,363	$1,790	$—	$1,790

QB2 capital expenditures	$3,060	$ 1,650 - 2,200	$ 550 - 200	$ 2,200 - 2,400
Total before SMM and SC contributions	4,423	3,440 - 3,990	$ 550 - 200	3,990 - 4,190
Estimated SMM and SC contributions to capital expenditures in the table	(1,090)	(670) - (850)	(180) - (70)	(850) - (920)
Estimated QB2 project financing draw to capital expenditures	(315)	—	—	—
Total, net of partner contributions and project financing	$3,018	$ 2,770 - 3,140	$ 370 - 130	$ 3,140 - 3,270

Notes:

1.	Copper sustaining capital guidance for 2023 includes Quebrada Blanca concentrate operations.
2.	Steelmaking coal sustaining capital 2023 guidance includes $100 million of water treatment capital and we expect to invest between $300 and $400 million for the two years ended December 31, 2024.
3.	Copper growth capital guidance for 2023 includes studies for HVC 2040, Zafranal, San Nicolás, NewRange, QBME, Galore Creek, Schaft Creek and NuevaUnión.

32	Teck Resources Limited 2023 Third Quarter News Release

Capital Expenditure Guidance – Capitalized Stripping

(Teck's share in CAD$ millions)	2022	Previous Guidance 2023	Change	Current Guidance 2023
Copper	$336	$295	$100	$395
Zinc	89	55	—	55
Steelmaking coal	617	750	—	750
	$1,042	$1,100	$100	$1,200

QUARTERLY PROFIT (LOSS) AND CASH FLOW

(in millions, except for	2023			2022				2021
share data)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue	$3,599	$3,519	$3,785	$3,140	$4,260	$5,300	$4,616	$4,196	$3,792
Gross profit	831	1,410	1,666	1,154	1,797	3,142	2,478	2,114	1,690
Profit (loss) attributable to shareholders	276	510	1,140	266	(195)	1,675	1,571	1,487	816
Basic earnings (loss) per share	$0.53	$0.98	$2.22	$0.52	$(0.37)	$3.12	$2.93	$2.79	$1.53
Diluted earnings (loss) per share	$0.52	$0.97	$2.18	$0.51	$(0.37)	$3.07	$2.87	$2.74	$1.51
Cash flow from operations	$736	$1,130	$1,092	$930	$1,809	$2,921	$2,323	$2,098	$1,480

AREAS OF JUDGMENT AND CRITICAL ACCOUNTING ESTIMATES

In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements include the assessment of impairment indicators, the determination of the available for use date for property, plant and equipment, accounting for joint arrangements, streaming transactions and the accounting for income taxes. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. Sources of estimation uncertainty include estimates used to determine the recoverable amounts of long-lived assets, recoverable reserves and resources, the provision for income taxes and the related deferred tax assets and liabilities and the valuation of other assets and liabilities including decommissioning and restoration provisions. These areas of judgment and critical accounting estimates are consistent with those reported in our 2022 annual consolidated financial statements and Management's Discussion and Analysis, except as outlined below.

33	Teck Resources Limited 2023 Third Quarter News Release

ADOPTION OF NEW ACCOUNTING STANDARDS AND ACCOUNTING DEVELOPMENTS

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates, including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

Term Secured Overnight Financing Rate (Term SOFR) was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for USD London Interbank Offered Rate (LIBOR) based loans. Term SOFR is expected to be largely equivalent on an economic basis to LIBOR, which allowed for use of the practical expedient under IFRS 9. Our QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that were exposed to LIBOR.

We transitioned our sustainability-linked revolving credit facility to Term SOFR in 2022. This did not affect our financial statements as this credit facility remains undrawn. We transitioned the remaining financial instruments that used LIBOR settings to Term SOFR in the second quarter of 2023. The transition did not result in a significant change to our financial statements, our interest rate risk management strategy or our interest rate risk.

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concepts when making judgments about accounting policy disclosures. The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. Prospective application is required on adoption. We do not expect these amendments to have a material

34	Teck Resources Limited 2023 Third Quarter News Release

effect on our annual financial statements. However, we do expect changes to the accounting policy information disclosed.

Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments Disclosures to provide guidance on disclosures related to supplier finance arrangements that enable users of financial statements to assess the effects of these arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments are effective for annual periods beginning on or after January 1, 2024, with early adoption permitted. We are currently assessing the potential disclosure requirements of these amendments.

Amendments to IAS 12 - International Tax Reform - Pillar Two Model Rules

In May 2023, the IASB issued amendments to IAS 12, Income Taxes (IAS 12), to clarify the application of IAS 12 to income taxes arising from tax law enacted or substantively enacted related to the Pillar Two model rules published by the Organization for Economic Co-operation and Development (OECD).

The amendments require a mandatory temporary exception which prohibits the accounting for deferred taxes arising from tax law that implements the Pillar Two model rules. This amendment was effective immediately upon its release.

The amendments also require disclosures that explain an entity's exposure to Pillar Two income taxes. These disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2023, but are not required for interim periods before December 31, 2023.

In August 2023, Finance Canada released, for public consultation, the draft legislation to implement the OECD's Pillar Two global minimum tax regime. At the end of the third quarter of 2023, there was no tax legislation enacted or substantively enacted related to the Pillar Two model in the jurisdictions we operate. We are currently assessing the potential effect of these amendments on our annual financial statements.

OUTSTANDING SHARE DATA

As at October 23, 2023, there were 512.2 million Class B subordinate voting shares (Class B shares) and 7.8 million Class A common shares outstanding. In addition, there were approximately 13.6 million share options outstanding with exercise prices ranging between $5.34 and $63.11 per share. More information on these instruments and the terms of their conversion is set out in Note 25 of our 2022 audited consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the quarter ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

35	Teck Resources Limited 2023 Third Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2023	2022	2023	2022

REVENUE
Copper
Highland Valley Copper	$224	$305	$824	$1,148
Antamina	301	328	954	1,102
Carmen de Andacollo	95	68	293	296
Quebrada Blanca	167	24	212	82
	787	725	2,283	2,628

Zinc
Trail Operations	486	502	1,489	1,699
Red Dog	840	914	1,248	1,661
Other	2	3	5	8
Intra-segment revenue	(126)	(157)	(392)	(553)
	1,202	1,262	2,350	2,815

Steelmaking coal	1,610	2,273	6,270	8,733
TOTAL REVENUE	$3,599	$4,260	$10,903	$14,176

GROSS PROFIT
Copper
Highland Valley Copper	$23	$103	$182	$479
Antamina	153	191	497	657
Carmen de Andacollo	(17)	(33)	(44)	8
Quebrada Blanca	5	(11)	1	7
Other	1	—	(5)	—
	165	250	631	1,151

Zinc
Trail Operations	(2)	(31)	20	(24)
Red Dog	100	336	313	736
Other	(2)	6	(4)	2
	96	311	329	714

Steelmaking coal	570	1,236	2,947	5,552
TOTAL GROSS PROFIT	$831	$1,797	$3,907	$7,417

36	Teck Resources Limited 2023 Third Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the tables below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2023	2022	2023	2022

OPERATING COSTS
Copper
Highland Valley Copper	$164	$152	$511	$503
Antamina	73	68	236	232
Carmen de Andacollo	90	81	265	218
Quebrada Blanca	144	33	189	70
Other	(1)	—	5	—
	470	334	1,206	1,023

Zinc
Trail Operations	156	175	480	477
Red Dog	307	195	430	298
Other	4	(3)	9	6
	467	367	919	781

Steelmaking coal	524	521	1,658	1,578
Total operating costs	$1,461	$1,222	$3,783	$3,382

TRANSPORTATION COSTS
Copper
Highland Valley Copper	$3	$13	$23	$42
Antamina	8	13	25	39
Carmen de Andacollo	4	5	18	20
Quebrada Blanca	4	—	5	1
	19	31	71	102

Zinc
Trail Operations	41	37	118	112
Red Dog	79	90	117	142
	120	127	235	254

Steelmaking coal	259	271	863	836
Total transportation costs	$398	$429	$1,169	$1,192

37	Teck Resources Limited 2023 Third Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2023	2022	2023	2022

RAW MATERIAL PURCHASES
Zinc concentrate purchases
Trail Operations	$267	$304	$800	$1,078
Intra-segment purchases	(126)	(157)	(392)	(553)
Total raw material purchases	$141	$147	$408	$525

ROYALTY COSTS
Copper
Antamina	$5	$2	$22	$30

Zinc
Red Dog	234	205	231	340
Total royalty costs	$239	$207	$253	$370

DEPRECIATION AND AMORTIZATION
Copper
Highland Valley Copper	$34	$37	$108	$124
Antamina	62	54	174	144
Carmen de Andacollo	18	15	54	50
Quebrada Blanca	14	2	17	4
	128	108	353	322

Zinc
Trail Operations	24	17	71	56
Red Dog	120	88	157	145
	144	105	228	201

Steelmaking coal	257	245	802	767
Total depreciation and amortization	$529	$458	$1,383	$1,290
TOTAL COST OF SALES	$2,768	$2,463	$6,996	$6,759

38	Teck Resources Limited 2023 Third Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2023	2022	2023	2022

Copper
Highland Valley Copper	$49	$38	$122	$113
Antamina	46	38	116	98
Carmen de Andacollo	6	2	15	5
Quebrada Blanca	10	—	48	—
	111	78	301	216

Zinc
Red Dog	21	28	54	69
Steelmaking coal	193	103	515	412
Total	$325	$209	$870	$697

39	Teck Resources Limited 2023 Third Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Highland Valley Copper
Tonnes mined (000's)	17,980	19,536	54,405	56,960
Tonnes milled (000's)	9,097	9,792	26,646	29,175

Copper
Grade (%)	0.25	0.34	0.28	0.34
Recovery (%)	88.4	90.9	91.0	91.0
Production (000's tonnes)	20.5	30.5	69.0	91.2
Sales (000's tonnes)	20.7	30.6	72.0	99.9
Molybdenum
Production (million pounds)	—	0.5	0.8	0.8
Sales (million pounds)	0.1	0.3	0.8	0.8

Antamina
Tonnes mined (000's)	63,310	63,865	184,143	186,009
Tonnes milled (000's)
Copper-only ore	7,059	7,383	20,313	21,596
Copper-zinc ore	7,187	6,475	20,179	18,528
	14,246	13,858	40,492	40,124
Copper[1]
Grade (%)	0.83	0.93	0.86	0.97
Recovery (%)	86.4	89.0	87.2	88.7
Production (000's tonnes)	99.9	113.9	303.2	346.6
Sales (000's tonnes)	100.8	115.5	306.4	341.7

Zinc[1]
Grade (%)	2.03	2.07	2.03	2.07
Recovery (%)	85.8	87.6	86.1	86.2
Production (000's tonnes)	125.4	115.2	345.4	327.4
Sales (000's tonnes)	119.1	118.8	342.5	332.2

Molybdenum
Production (million pounds)	1.8	1.8	5.5	4.6
Sales (million pounds)	1.7	1.7	5.2	4.4

Note:

1.	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

40	Teck Resources Limited 2023 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Carmen de Andacollo
Tonnes mined (000's)	6,702	4,055	18,562	14,058
Tonnes milled (000's)	3,969	3,437	12,255	11,989
Copper
Grade (%)	0.32	0.31	0.33	0.30
Recovery (%)	71.0	71.7	73.6	78.0
Production (000's tonnes)	9.3	7.7	29.3	27.9
Sales (000's tonnes)	9.3	8.3	28.9	28.1

Copper cathode
Production (000’s tonnes)	—	0.2	0.1	0.7
Sales (000’s tonnes)	0.1	—	0.1	0.5

Gold[1]
Production (000’s ounces)	5.4	5.6	17.5	17.8
Sales (000’s ounces)	5.8	6.3	18.8	19.3

Note:

1.	100% of the gold produced is for the account of Royal Gold, Inc. until 900,000 ounces have been delivered, and 50% thereafter.

Quebrada Blanca
Tonnes mined (000's)	10,805	—	26,658	—
Tonnes milled (000's)	4,365	—	5,283	—
Copper[1]
Grade (%)	0.58	—	0.58	—
Recovery (%)	69.3	—	69.3	—
Production (000's tonnes)	18.3	—	21.2	—
Sales (000's tonnes)	14.3	—	14.4	—

Copper cathode
Production (000’s tonnes)	1.3	2.6	5.2	7.3
Sales (000's tonnes)	1.8	2.4	5.7	7.1

41	Teck Resources Limited 2023 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Trail Operations
Concentrate treated (000’s tonnes)
Zinc	127	113	388	379
Lead	26	26	78	84
Metal production
Zinc (000's tonnes)	67.2	63.8	196.7	202.7
Lead (000's tonnes)	17.2	17.3	49.4	54.3
Silver (million ounces)	2.6	3.0	7.6	9.2
Gold (000's ounces)	5.1	6.2	16.5	22.6

Metal sales
Zinc (000's tonnes)	67.6	63.8	189.5	199.7
Lead (000's tonnes)	14.8	16.8	44.7	53.4
Silver (million ounces)	2.5	3.1	7.4	9.2
Gold (000's ounces)	5.8	6.8	16.5	22.8

42	Teck Resources Limited 2023 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Red Dog
Tonnes mined (000's)	3,293	3,246	8,371	9,357
Tonnes milled (000's)	941	1,141	3,031	3,156
Zinc
Grade (%)	16.1	15.8	15.4	16.0
Recovery (%)	82.4	87.4	82.2	85.8
Production (000's tonnes)	124.6	157.8	384.5	433.2
Sales (000's tonnes)	269.7	235.2	418.4	436.1
Lead
Grade (%)	4.7	3.4	4.5	3.6
Recovery (%)	48.3	49.5	50.3	53.9
Production (000's tonnes)	21.4	19.0	68.0	61.5
Sales (000's tonnes)	75.6	73.8	75.6	73.8

Steelmaking coal
Waste production (million BCM’s)	57.8	57.0	170.4	170.6
Clean coal production (million tonnes)	5.5	5.7	17.3	16.6
Clean coal strip ratio (waste BCM’s/coal tonnes)	10.5:1	10.0:1	9.8:1	10.3:1
Sales (million tonnes)	5.2	5.6	17.6	17.9

USE OF NON-GAAP FINANCIAL MEASURES AND RATIOS

Our annual financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Our interim financial results are prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34). This document refers to a number of non-GAAP financial measures and non-GAAP ratios which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States.

The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these financial measures and ratios because we believe they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS.

Adjusted profit attributable to shareholders – For adjusted profit attributable to shareholders, we adjust profit (loss) attributable to shareholders as reported to remove the after-tax effect of certain types of

43	Teck Resources Limited 2023 Third Quarter News Release

transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities.

EBITDA – EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA – Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

Adjusted profit attributable to shareholders, EBITDA, and Adjusted EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization – Gross profit before depreciation and amortization is gross profit with depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation and amortization – Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs – Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales – Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges, out-bound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

Total cash unit costs – Total cash unit costs for our copper and zinc operations includes adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs – Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations.

Adjusted cash cost of sales – Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization as these costs

44	Teck Resources Limited 2023 Third Quarter News Release

are non-cash and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Cash margins for by-products – Cash margins for by-products is revenue from by- and co-products, less any associated cost of sales of the by and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue – Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

Net debt – Net debt is total debt, less cash and cash equivalents.

Net debt to net debt-plus-equity ratio – net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Net debt to adjusted EBITDA ratio – net debt to adjusted EBITDA ratio is net debt divided by adjusted EBITDA for the twelve months ended at the reporting period, expressed as the number of times adjusted EBITDA needs to be earned to repay the net debt.

Adjusted basic earnings per share – Adjusted basic earnings per share is adjusted profit attributable to shareholders divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is adjusted profit attributable to shareholders divided by average number of fully diluted shares in a period.

Adjusted site cash cost of sales per tonne – Adjusted site cash cost of sales per tonne is a non-GAAP ratio comprised of adjusted site cash cost of sales divided by tonnes sold. There is no similar financial measure in our consolidated financial statements with which to compare.

Total cash unit costs per pound –Total cash unit costs per pound is a non-GAAP ratio comprised of adjusted cash cost of sales divided by payable pounds sold plus smelter processing charges divided by payable pounds sold.

Net cash unit costs per pound – Net cash unit costs per pound is a non-GAAP ratio comprised of (adjusted cash cost of sales plus smelter processing charges less cash margin for by-products) divided by payable pounds sold. There is no similar financial measure in our consolidated financial statements with which to compare. Adjusted cash cost of sales is a non-GAAP financial measure.

Cash margins for by-products per pound – Cash margins for by-products per pound is a non-GAAP ratio comprised of cash margins for by-products divided by payable pounds sold.

45	Teck Resources Limited 2023 Third Quarter News Release

Profit Attributable to Shareholders and Adjusted Profit Attributable to Shareholders

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2023	2022	2023	2022

Profit from continuing operations attributable to shareholders	$276	$741	$1,952	$3,842
Add (deduct) on an after-tax basis[1]:
Asset impairment	—	952	—	952
Loss on debt purchase	—	—	—	46
QB2 variable consideration to IMSA and ENAMI	(45)	12	26	108
Environmental costs	(25)	7	(9)	(104)
Inventory write-downs	4	15	4	38
Share-based compensation	21	26	81	114
Commodity derivatives	10	(4)	29	(7)
Loss (gain) on disposal or contribution of assets	6	1	(186)	1
Elkview business interruption claim	(1)	—	(150)	—
Chilean tax reform	69	—	69	—
Loss from discontinued operations[2]	—	(936)	—	(791)
Other	84	109	156	116
Adjusted profit attributable to shareholders	$399	$923	$1,972	$4,315

Basic earnings per share from continuing operations	$0.53	$1.42	$3.77	$7.23
Diluted earnings per share from continuing operations	$0.52	$1.40	$3.72	$7.10
Adjusted basic earnings per share	$0.77	$1.77	$3.81	$8.12
Adjusted diluted earnings per share	$0.76	$1.74	$3.76	$7.98

Notes:

1.	Adjustments for the three and nine months ended September 30, 2022 are as previously reported.
2.	Adjustment required to remove the effect of discontinued operations for the three and nine months ended September 30, 2022.

46	Teck Resources Limited 2023 Third Quarter News Release

Reconciliation of Basic Earnings per share to Adjusted Basic Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2023	2022	2023	2022

Basic earnings per share from continuing operations	$0.53	$1.42	$3.77	$7.23
Add (deduct)[1]:
Asset impairment	—	1.82	—	1.79
Loss on debt purchase	—	—	—	0.09
QB2 variable consideration to IMSA and ENAMI	(0.09)	0.02	0.05	0.20
Environmental costs	(0.05)	0.01	(0.02)	(0.20)
Inventory write-downs	0.01	0.03	0.01	0.07
Share-based compensation	0.05	0.05	0.16	0.21
Commodity derivatives	0.02	(0.01)	0.06	(0.01)
Loss (gain) on disposal or contribution of assets	0.01	—	(0.36)	—
Elkview business interruption claim	—	—	(0.29)	—
Chilean tax reform	0.13	—	0.13	—
Loss from discontinued operations[2]	—	(1.79)	—	(1.49)
Other	0.16	0.22	0.3	0.23
Adjusted basic earnings per share	$0.77	$1.77	$3.81	$8.12

Notes:

1.	Adjustments for the three and nine months ended September 30, 2022 are as previously reported.
2.	Adjustment required to remove the effect of discontinued operations for the three and nine months ended September 30, 2022.

47	Teck Resources Limited 2023 Third Quarter News Release

Reconciliation of Diluted Earnings per share to Adjusted Diluted Earnings per share

	Three months ended September 30,		Nine months ended September 30,
(Per share amounts)	2023	2022	2023	2022

Diluted earnings per share from continuing operations	$0.52	$1.40	$3.72	$7.10
Add (deduct)[1]:
Asset impairment	—	1.80	—	1.76
Loss on debt purchase	—	—	—	0.09
QB2 variable consideration to IMSA and ENAMI	(0.09)	0.02	0.05	0.20
Environmental costs	(0.05)	0.01	(0.02)	(0.19)
Inventory write-downs	0.01	0.03	0.01	0.07
Share-based compensation	0.05	0.05	0.15	0.21
Commodity derivatives	0.02	(0.01)	0.06	(0.01)
Loss (gain) on disposal or contribution of assets	0.01	—	(0.35)	—
Elkview business interruption claim	—	—	(0.29)	—
Chilean tax reform	0.13	—	0.13	—
Loss from discontinued operations[2]	—	(1.77)	—	(1.46)
Other	0.16	0.21	0.30	0.21
Adjusted diluted earnings per share	$0.76	$1.74	$3.76	$7.98

Notes:

1.	Adjustments for the three and nine months ended September 30, 2022 are as previously reported.
2.	Adjustment required to remove the effect of discontinued operations for the three and nine months ended September 30, 2022.

48	Teck Resources Limited 2023 Third Quarter News Release

Reconciliation of Net Debt to Adjusted EBITDA Ratio

	(A) Twelve months ended December 31, 2022	(B) Nine months ended September 30, 2022		(C) Nine months ended September 30, 2023	(A-B+C) Twelve months ended September 30, 2023

Profit from continuing operations before taxes	$6,565		$5,971	$3,250	$3,844
Finance expense net of finance income	150		127	108	131
Depreciation and amortization	1,674		1,290	1,383	1,767
EBITDA	$8,389		$7,388	$4,741	$5,742

Add (deduct)[1]:
Asset impairment	1,234		1,234	—	—
Loss (gain) on debt purchase	58		63	—	(5)
QB2 variable consideration to IMSA and ENAMI	188		201	41	28
Environmental costs	128		(144)	(14)	258
Inventory write-down	50		53	6	3
Share-based compensation	236		148	104	192
Commodity derivatives	(35)		(11)	39	15
Loss (gain) on disposal or contribution of assets	18		1	(255)	(238)
Elkview business interruption claim	—		—	(221)	(221)
EBITDA from discontinued operations[2]	(811)		(811)	—	—
Other	113		113	223	223
Adjusted EBITDA	$9,568	(D)	$8,235	$4,664	$5,997	(E)
Total debt at period end	$7,738	(F)			$7,496	(G)
Less: cash and cash equivalents at period end	(1,883)				(1,343)
Net debt	$5,855	(H)			$6,153	(I)

Debt to adjusted EBITDA ratio	0.8	(F/D)			1.2	(G/E)
Net Debt to adjusted EBITDA ratio	0.6	(H/D)			1.0	(I/E)
Equity attributable to shareholders of the company	$25,473	(J)			$27,018	(K)
Other financial obligations	$441	(L)			$262	(M)
Adjusted Net debt to capitalization ratio	0.19	(H+L)/(F+J+L)			0.18	(I+M)/ (G+K+M)

Notes:

1.	Adjustments for the (A) twelve months ended December 31, 2022 and (B) nine months ended September 30, 2022 are as previously reported.
2.	Adjustment required to remove the effect of discontinued operations for the (A) twelve months ended December 31, 2022 and (B) nine months ended September 30, 2022.

49	Teck Resources Limited 2023 Third Quarter News Release

Reconciliation of EBITDA and Adjusted EBITDA

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2023	2022	2023	2022

Profit from continuing operations before taxes	$589	$1,081	$3,250	$5,971
Finance expense net of finance income	39	44	108	127
Depreciation and amortization	529	458	1,383	1,290
EBITDA	1,157	1,583	4,741	7,388

Add (deduct)[1]:
Asset impairment	—	1,234	—	1,234
Loss on debt purchase	—	—	—	63
QB2 variable consideration to IMSA and ENAMI	(75)	40	41	201
Environmental costs	(35)	9	(14)	(144)
Inventory write-downs	6	21	6	53
Share-based compensation	26	33	104	148
Commodity derivatives	15	(7)	39	(11)
Loss (gain) on disposal or contribution of assets	9	1	(255)	1
Elkview business interruption claim	(2)	—	(221)	—
EBITDA from discontinued operations[2]	—	(1,115)	—	(811)
Other	112	102	223	113
Adjusted EBITDA	$1,213	$1,901	$4,664	$8,235

Notes:

1.	Adjustments for the three and nine months ended September 30, 2022 are as previously reported.
2.	Adjustment required to remove the effect of discontinued operations for the three and nine months ended September 30, 2022.

50	Teck Resources Limited 2023 Third Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2023	2022	2023	2022

Gross profit	$831	$1,797	$3,907	$7,417
Depreciation and amortization	529	458	1,383	1,290
Gross profit before depreciation and amortization	$1,360	$2,255	$5,290	$8,707

Reported as:
Copper
Highland Valley Copper	$57	$140	$290	$603
Antamina	215	245	671	801
Carmen de Andacollo	1	(18)	10	58
Quebrada Blanca	19	(9)	18	11
Other	1	—	(5)	—
	293	358	984	1,473

Zinc
Trail Operations	22	(14)	91	32
Red Dog	220	424	470	881
Other	(2)	6	(4)	2
	240	416	557	915

Steelmaking coal	827	1,481	3,749	6,319
Gross profit before depreciation and amortization	$1,360	$2,255	$5,290	$8,707

51	Teck Resources Limited 2023 Third Quarter News Release

Reconciliation of Gross Profit Margins Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2023	2022	2023	2022

Revenue
Copper (A)	$787	$725	$2,283	$2,628
Zinc (B)	1,202	1,262	2,350	2,815
Steelmaking coal (C)	1,610	2,273	6,270	8,733
Total	$3,599	$4,260	$10,903	$14,176

Gross profit before depreciation and amortization
Copper (D)	$293	$358	$984	$1,473
Zinc (E)	240	416	557	915
Steelmaking coal (F)	827	1,481	3,749	6,319
Total	$1,360	$2,255	$5,290	$8,707

Gross profit margins before depreciation and amortization
Copper (D/A)	37%	49%	43%	56%
Zinc (E/B)	20%	33%	24%	33%
Steelmaking coal (F/C)	51%	65%	60%	72%

52	Teck Resources Limited 2023 Third Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2023	2022	2023	2022

Revenue as reported	$787	$725	$2,283	$2,628
Less:
Quebrada Blanca revenue as reported	(167)	(24)	(212)	(82)
By-product revenue (A)	(87)	(107)	(293)	(351)
Smelter processing charges (B)	37	35	114	104
Adjusted revenue	$570	$629	$1,892	$2,299

Cost of sales as reported	$622	$475	$1,652	$1,477
Less: Quebrada Blanca cost of sales as reported	(162)	(35)	(211)	(75)
	$460	$440	$1,441	$1,402
Less:
Depreciation and amortization	(114)	(106)	(336)	(318)
Inventory write-down	(6)	(3)	(6)	(3)
Labour settlement charges	(9)	(2)	(9)	(33)
By-product cost of sales (C)	(31)	(28)	(88)	(74)
Adjusted cash cost of sales (D)	$300	$301	$1,002	$974

Payable pounds sold (millions)[1] (E)	112.2	138.0	361.4	437.2

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$2.67	$2.18	$2.77	$2.23
Smelter processing charges (B/E)	0.33	0.25	0.32	0.24
Total cash unit costs – CAD$/pound	$3.00	$2.43	$3.09	$2.47

Cash margin for by-products – ((A – C)/E)	(0.50)	(0.57)	(0.57)	(0.63)
Net cash unit costs – CAD$/pound	$2.50	$1.86	$2.52	$1.84

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.34	$1.31	$1.35	$1.28

Per unit amounts – US$/pound
Adjusted cash cost of sales	$1.99	$1.67	$2.06	$1.74
Smelter processing charges	0.25	0.19	0.23	0.19
Total cash unit costs – US$/pound	$2.24	$1.86	$2.29	$1.93
Cash margin for by-products	(0.37)	(0.44)	(0.42)	(0.49)
Net cash unit costs – US$/pound	$1.87	$1.42	$1.87	$1.44

Notes:

1.	Excludes Quebrada Blanca sales.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

53	Teck Resources Limited 2023 Third Quarter News Release

Zinc Unit Cost Reconciliation (Mining Operations1)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2023	2022	2023	2022

Revenue as reported	$1,202	$1,262	$2,350	$2,815
Less:
Trail Operations revenue as reported	(486)	(502)	(1,489)	(1,699)
Other revenue as reported	(2)	(3)	(5)	(8)
Add back: Intra-segment revenue as reported	126	157	392	553
	$840	$914	$1,248	$1,661
By-product revenue (A)	(269)	(208)	(269)	(223)
Smelter processing charges (B)	181	137	274	213
Adjusted revenue	$752	$843	$1,253	$1,651

Cost of sales as reported	$1,106	$951	$2,021	$2,101
Less:
Trail Operations cost of sales as reported	(488)	(533)	(1,469)	(1,723)
Other cost of sales as reported	(4)	3	(9)	(6)
Add back: Intra-segment purchases as reported	126	157	392	553
	$740	$578	$935	$925
Less:
Depreciation and amortization	(120)	(88)	(157)	(145)
Royalty costs	(234)	(205)	(231)	(340)
By-product cost of sales (C)	(109)	(52)	(109)	(52)
Adjusted cash cost of sales (D)	$277	$233	$438	$388

Payable pounds sold (millions) (E)	511.7	447.0	790.0	823.5

Per unit amounts – CAD$/pound
Adjusted cash cost of sales (D/E)	$0.55	$0.52	$0.55	$0.47
Smelter processing charges (B/E)	0.35	0.31	0.35	0.26
Total cash unit costs – CAD$/pound	$0.90	$0.83	$0.90	$0.73
Cash margin for by-products – ((A - C)/E)	(0.32)	(0.35)	(0.20)	(0.21)
Net cash unit costs – CAD$/pound	$0.58	$0.48	$0.70	$0.52

US$ amounts[2]
Average exchange rate (CAD$ per US$1.00)	$1.34	$1.31	$1.35	$1.28

Per unit amounts – US$/pound
Adjusted cash cost of sales	$0.41	$0.40	$0.41	$0.37
Smelter processing charges	0.26	0.24	0.26	0.20
Total cash unit costs – US$/pound	$0.67	$0.64	$0.67	$0.57
Cash margin for by-products	(0.24)	(0.27)	(0.15)	(0.16)
Net cash unit costs – US$/pound	$0.43	$0.37	$0.52	$0.41

Notes:

1.	Red Dog Mining Operations.
2.	Average period exchange rates are used to convert to US$ per pound equivalent.

54	Teck Resources Limited 2023 Third Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2023	2022	2023	2022

Cost of sales as reported	$1,040	$1,037	$3,323	$3,181
Less:
Transportation costs (A)	(259)	(271)	(863)	(836)
Depreciation and amortization	(257)	(245)	(802)	(767)
Adjusted site cash cost of sales (B)	$524	$521	$1,658	$1,578
Tonnes sold (millions) (C)	5.2	5.6	17.6	17.9

Per unit amounts – CAD$/tonne
Adjusted site cash cost of sales (B/C)	$101	$92	$94	$88
Transportation costs (A/C)	50	48	49	47
Unit costs – CAD$/tonne	$151	$140	$143	$135

US$ amounts[1]
Average exchange rate (CAD$ per US$1.00)	$1.34	$1.31	$1.35	$1.28
Per unit amounts – US$/tonne
Adjusted site cash cost of sales	$75	$71	$70	$69
Transportation costs	37	37	36	36
Unit costs – US$/tonne	$112	$108	$106	$105

Note:

1.	Average period exchange rates are used to convert to US$/tonne equivalent.

55	Teck Resources Limited 2023 Third Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; QB2 capital cost guidance and expectations for development capital spending and capitalized ramp-up commissioning costs; expectation that cost pressures at QB2 can be mitigated; expectation that QB2 will continue to ramp-up and achieve design throughput by the end of 2023; our expectation with respect to completion of the port and molybdenum plant at QB2; expectation of reduced CO2 emissions in our steelmaking coal supply chain for shipments handled by Norden; expectations with respect to improved plant performance in the fourth quarter; expectations with respect to timing and receipt of approval of the MEIA at Antamina; expectations with respect to execution of our copper growth strategy; expectations regarding our Quebrada Blanca Mill Expansion project, including timing for permitting and completion of the feasibility study; expectations regarding the HVC 2040 project, including timing for feasibility study completion; expectations regarding the San Nicolás project, including timing for submission of the MIA-R permit application and completion of the feasibility study; expectations regarding the Zafranal project, including timing for commencement of detailed engineering; expectations regarding the NewRange joint venture, including our ability to advance permitting and the timing for completion of the NorthMet feasibility study; expectations regarding the Galore Creek project, including advancement of the prefeasibility study; expectations with respect to replacement of the KIVCET boiler at Trail Operations; expectations for stabilization and reduction of the selenium trend in the Elk Valley; expectations for total water treatment capacity; projected spending, including capital and operating costs, from 2023-2024 on water treatment, water management and incremental measures associated with the Direction; timing of advancement and completion of key water treatment projects; our expectation that we will increase our water treatment capacity to 150 million litres per day by the end of 2026; expectations regarding engagement with U.S. regulators on water quality standards; expectations regarding finance expenses in 2024 and general and administration expenses through year end 2023; expectations with respect to the impacts of the Chilean Mining Royalty bill; expectations regarding timing and amount of income tax payments; liquidity and availability of borrowings under our credit facilities; our ability to obtain additional credit for posting security for reclamation at our sites; all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, capitalized stripping, and other guidance under the heading “Guidance” and as discussed elsewhere in the various business unit sections; our expectations regarding inflationary pressures and increased key input costs, including profit based compensation and royalties; and expectations regarding the adoption of new accounting standards and the impact of new accounting developments.

These statements are based on a number of assumptions, including, but not limited to, assumptions disclosed elsewhere in this document and assumptions regarding general business and economic conditions, interest rates, commodity and power prices; acts of foreign or domestic governments and the outcome of legal proceedings; the supply and demand for, deliveries of, and the level and volatility of prices of copper, zinc and steelmaking coal and our other metals and minerals, as well as steel, crude oil, natural gas and other petroleum products; the timing of the receipt of permits and other regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail and port services, for our products; our costs of production and our production and productivity levels, as well as those of our competitors; continuing availability of water and

56	Teck Resources Limited 2023 Third Quarter News Release

power resources for our operations; changes in credit market conditions and conditions in financial markets generally; the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; availability of letters of credit and other forms of financial assurance acceptable to regulators for reclamation and other bonding requirements; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar, Canadian dollar-Chilean Peso and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; our ability to develop technology and obtain the benefits of technology for our operations and development projects; closure costs; environmental compliance costs; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits, licenses and leases in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Elk Valley Water Management Update.” Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, estimates of future construction capital at QB2 are based on a CLP/USD rate range of 800 — 850, as well as there being no further unexpected material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project that would impair their ability to provide goods and services as anticipated during commissioning and ramp-up activities. Statements regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. Assumptions regarding the costs and benefits of our projects include assumptions that the relevant project is constructed, commissioned and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include disclosure and footnotes with further assumptions relating to our guidance, and assumptions for certain other forward-looking statements accompany those statements within the document. Statements concerning future production costs or volumes are based on numerous assumptions regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices; changes in market demand for our products; changes in interest and currency exchange rates; acts of governments and the outcome of legal proceedings; inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of labour,

57	Teck Resources Limited 2023 Third Quarter News Release

materials and equipment, government action or delays in the receipt of government approvals, changes in royalty or tax rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters); union labour disputes; impact of COVID-19 and related mitigation protocols; political risk; social unrest; failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations; changes in our credit ratings; unanticipated increases in costs to construct our development projects; difficulty in obtaining permits; inability to address concerns regarding permits or environmental impact assessments; and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectations. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, commissioning and commercial production is dependent on, among other matters, our continued ability to advance commissioning and ramp-up as currently anticipated and successfully manage through any remaining impacts of COVID-19, including but not limited to absenteeism and lowered productivity. QB2 costs may also be affected by claims and other proceedings that might be brought against us relating to costs and impacts of the COVID-19 pandemic. Production at our Red Dog Operations may also be impacted by water levels at site. Sales to China may be impacted by general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks. The forward-looking statements in this news release and actual results will also be impacted by the continuing effects of COVID-19 and related matters, particularly if there is a further resurgence of the virus.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2022, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this quarterly report regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update” was reviewed, approved and verified by Jo-Anna Singleton, P.Geo. and Cameron Feltin, P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2023 financial results at 8:00 AM Eastern time, 5:00 AM Pacific time, on October 24, 2023. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

58	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2023 (Unaudited)

Teck Resources Limited

Consolidated Statements of Income (Loss)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except for share data)	2023	2022	2023	2022
Revenue (Note 5)	$3,599	$4,260	$10,903	$14,176

Cost of sales	(2,768)	(2,463)	(6,996)	(6,759)
Gross profit	831	1,797	3,907	7,417

Other operating income (expenses)
General and administration	(73)	(54)	(222)	(153)
Exploration	(19)	(27)	(51)	(63)
Research and innovation	(50)	(40)	(128)	(113)
Other operating income (expense) (Note 6)	(128)	(435)	(35)	(691)
Profit from operations	561	1,241	3,471	6,397
Finance income	32	16	91	24
Finance expense (Note 7)	(71)	(60)	(199)	(151)
Non-operating income (expense) (Note 8)	71	(116)	(113)	(298)
Share of profit (loss) of associates and joint ventures	(4)	—	—	(1)
Profit from continuing operations before taxes	589	1,081	3,250	5,971
Provision for income taxes	(321)	(367)	(1,312)	(2,158)
Profit from continuing operations for the period	268	714	1,938	3,813
Profit (loss) from discontinued operations (Note 3)	—	(936)	(26)	(791)
Profit (loss) for the period	$268	$(222)	$1,912	$3,022

Profit from continuing operations attributable to:
Shareholders of the company	$276	$741	$1,952	$3,842
Non-controlling interests	(8)	(27)	(14)	(29)
Profit from continuing operations for the period	$268	$714	$1,938	$3,813

Profit (loss) attributable to:
Shareholders of the company	$276	$(195)	$1,926	$3,051
Non-controlling interests	(8)	(27)	(14)	(29)
Profit (loss) for the period	$268	$(222)	$1,912	$3,022

Earnings per share from continuing operations
Basic	$0.53	$1.42	$3.77	$7.23
Diluted	$0.52	$1.40	$3.72	$7.10
Earnings (loss) per share from discontinued operations
Basic and diluted	$—	$(1.79)	$(0.05)	$(1.49)
Earnings (loss) per share
Basic	$0.53	$(0.37)	$3.72	$5.74
Diluted	$0.52	$(0.37)	$3.67	$5.64
Weighted average shares outstanding (millions)	519.8	522.4	517.2	531.5
Weighted average diluted shares outstanding (millions)	527.1	529.9	525.0	540.9
Shares outstanding at end of period (millions)	520.0	512.2	520.0	512.2

60	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2023	2022	2023	2022
Profit (loss) for the period	$268	$(222)	$1,912	$3,022

Other comprehensive income (loss) for the period
Items that may be reclassified to profit (loss)
Currency translation differences (net of taxes of $9, $7, $1 and $11)	295	802	(32)	981
Changes in fair value of debt securities (net of taxes of $nil, $nil, $nil and $nil)	—	(3)	—	(8)
Share of other comprehensive income of associates and joint ventures	—	—	—	1
	295	799	(32)	974
Items that will not be reclassified to profit (loss)
Changes in fair value of marketable equity securities (net of taxes of $nil, $(1), $nil and $(11))	(3)	6	1	68
Remeasurements of retirement benefit plans (net of taxes of $(38), $3, $(43) and $68)	103	8	106	(173)
	100	14	107	(105)
Total other comprehensive income for the period	395	813	75	869
Total comprehensive income for the period	$663	$591	$1,987	$3,891

Total comprehensive income attributable to:
Shareholders of the company	$654	$562	$2,004	$3,849
Non-controlling interests	9	29	(17)	42
	$663	$591	$1,987	$3,891

Total comprehensive income attributable to shareholders of the company from:
Continuing operations	$654	$1,498	$2,030	$4,640
Discontinued operations	—	(936)	(26)	(791)
	$654	$562	$2,004	$3,849

61	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2023	2022	2023	2022
Operating activities
Profit for the period from continuing operations	$268	$714	$1,938	$3,813
Depreciation and amortization	529	458	1,383	1,290
Provision for income taxes	321	367	1,312	2,158
(Gain) loss on disposal or contribution of assets	—	(1)	(281)	(27)
Loss on debt redemption or purchase	—	—	—	63
Net finance expense	39	44	108	127
Income taxes paid	(187)	(324)	(815)	(1,095)
Remeasurement of decommissioning and restoration provisions for closed operations	(43)	8	(33)	(144)
QB2 variable consideration to IMSA and ENAMI	(75)	40	41	201
Other	117	77	111	232
Net change in non-cash working capital items	(233)	262	(806)	47
Net cash provided by continuing operating activities	736	1,645	2,958	6,665
Net cash provided by discontinued operating activities	—	164	—	388
	736	1,809	2,958	7,053
Investing activities
Expenditures on property, plant and equipment	(1,057)	(1,105)	(3,592)	(3,007)
Capitalized production stripping costs	(325)	(209)	(870)	(697)
Expenditures on investments and other assets	(22)	(38)	(103)	(164)
Proceeds from sale of Fort Hills	—	—	1,014	—
Proceeds from investments and assets	26	29	140	73
Net cash used in continuing investing activities	(1,378)	(1,323)	(3,411)	(3,795)
Net cash used in discontinued investing activities	—	(35)	(14)	(91)
	(1,378)	(1,358)	(3,425)	(3,886)
Financing activities
Proceeds from debt	60	13	187	470
Redemption, purchase or repayment of debt	(12)	(42)	(457)	(1,205)
Repayment of lease liabilities	(39)	(36)	(107)	(104)
QB2 advances from SMM/SC	274	227	960	574
Interest and finance charges paid	(94)	(91)	(436)	(303)
Issuance of Class B subordinate voting shares	7	3	56	202
Purchase and cancellation of Class B subordinate voting shares	—	(730)	(85)	(1,392)
Dividends paid	(65)	(64)	(451)	(468)
Contributions from non-controlling interests	93	79	326	197
Distributions to non-controlling interests	(7)	(33)	(42)	(77)
Other liabilities	(17)	1	(41)	(38)
Net cash provided by (used in) continuing financing activities	200	(673)	(90)	(2,144)
Net cash used in discontinued financing activities	—	(6)	(3)	(21)
	200	(679)	(93)	(2,165)
Increase (decrease) in cash and cash equivalents	(442)	(228)	(560)	1,002
Change in cash classified as held for sale	—	—	35	—
Effect of exchange rate changes on cash and cash equivalents	12	164	(15)	209
Cash and cash equivalents at beginning of period	1,773	2,702	1,883	1,427
Cash and cash equivalents at end of period	$1,343	$2,638	$1,343	$2,638

62	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

(CAD$ in millions)	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$1,343	$1,883
Current income taxes receivable	107	92
Trade and settlement receivables	1,736	1,527
Inventories	2,958	2,685
Prepaids and other current assets	605	540
Assets held for sale	—	1,566
	6,749	8,293
Non-current assets held for sale	—	173
Financial and other assets	1,721	1,466
Investment in joint venture	1,139	1,139
Property, plant and equipment	43,986	40,095
Deferred income tax assets	75	75
Goodwill	1,117	1,118
	$54,787	$52,359
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities	$4,067	$4,367
Current portion of debt (Note 9)	538	616
Current portion of lease liabilities	141	132
Current income taxes payable	865	104
Liabilities associated with assets held for sale	—	645
	5,611	5,864
Debt (Note 9)	6,347	6,551
Lease liabilities	470	439
QB2 advances from SMM/SC (Note 10)	3,242	2,279
Deferred income tax liabilities	6,449	6,778
Retirement benefit liabilities	401	420
Provisions and other liabilities	3,944	3,517
	26,464	25,848
Equity
Attributable to shareholders of the company	27,018	25,473
Attributable to non-controlling interests	1,305	1,038
	28,323	26,511
	$54,787	$52,359

63	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Consolidated Statements of Changes in Equity

(Unaudited)

	Nine months ended September 30,
(CAD$ in millions)	2023	2022
Class A common shares	$6	$6
Class B subordinate voting shares
Beginning of period	6,133	6,201
Share repurchases	(20)	(374)
Issued on exercise of options	74	264
Issued on dual class amendment (Note 4(a))	302	—
End of period	6,489	6,091
Retained earnings
Beginning of period	18,065	16,343
Profit for the period attributable to shareholders of the company	1,926	3,051
Dividends paid	(451)	(468)
Share repurchases	(65)	(1,018)
Shares issued on dual class amendment (Note 4(a))	(302)	—
Remeasurements of retirement benefit plans	106	(173)
End of period	19,279	17,735
Contributed surplus
Beginning of period	207	253
Share option compensation expense (Note 11(a))	21	19
Transfer to Class B subordinate voting shares on exercise of options	(18)	(62)
End of period	210	210
Accumulated other comprehensive income attributable to shareholders of the company
Beginning of period	1,062	202
Other comprehensive income	78	798
Less remeasurements of retirement benefit plans recorded in retained earnings	(106)	173
End of period	1,034	1,173
Non-controlling interests
Beginning of period	1,038	768
Loss for the period attributable to non-controlling interests	(14)	(29)
Other comprehensive income (loss) attributable to non-controlling interests	(3)	71
Contributions from non-controlling interests	326	197
Distributions to non-controlling interests	(42)	(77)
End of period	1,305	930
Total equity	$28,323	$26,145

64	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).

These condensed interim consolidated financial statements should be read in conjunction with our most recent annual financial statements. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements except for certain pronouncements disclosed in Note 2. On October 23, 2023, the Audit Committee of the Board of Directors authorized these financial statements for issuance.

2.	IFRS PRONOUNCEMENTS

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4) and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising in connection with reform of benchmark interest rates, including the replacement of one benchmark rate with an alternative one. The amendments were effective January 1, 2021.

Term Secured Overnight Financing Rate (Term SOFR) was formally recommended by the Alternative Reference Rates Committee (a committee convened by the U.S. Federal Reserve Board) as the recommended fallback for USD London Interbank Offered Rate (LIBOR) based loans. Term SOFR is expected to be largely equivalent on an economic basis to LIBOR, which allowed for use of the practical expedient under IFRS 9. Our QB2 project financing facility, Compañía Minera Antamina S.A. (Antamina) loan agreement and QB2 advances from Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC) are our most significant financial instruments that were exposed to LIBOR.

We transitioned our sustainability-linked revolving credit facility to Term SOFR in 2022. This did not affect our financial statements as this credit facility remains undrawn. We transitioned the remaining financial instruments that used LIBOR settings to Term SOFR in the second quarter of 2023. The transition did not result in a significant change to our financial statements, our interest rate risk management strategy or our interest rate risk.

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

65	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

2.	IFRS PRONOUNCEMENTS, continued

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concepts when making judgments about accounting policy disclosures. The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. Prospective application is required on adoption. We do not expect these amendments to have a material effect on our annual financial statements. However, we do expect changes to the accounting policy information disclosed.

Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments Disclosures to provide guidance on disclosures related to supplier finance arrangements that enable users of financial statements to assess the effects of these arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. The amendments are effective for annual periods beginning on or after January 1, 2024, with early adoption permitted. We are currently assessing the potential disclosure requirements of these amendments.

Amendments to IAS 12 - International Tax Reform - Pillar Two Model Rules

In May 2023, the IASB issued amendments to IAS 12, Income Taxes (IAS 12), to clarify the application of IAS 12 to income taxes arising from tax law enacted or substantively enacted related to the Pillar Two model rules published by the Organization for Economic Co-operation and Development (OECD).

The amendments require a mandatory temporary exception which prohibits the accounting for deferred taxes arising from tax law that implements the Pillar Two model rules. This amendment was effective immediately upon its release.

The amendments also require disclosures that explain an entity's exposure to Pillar Two income taxes. These disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2023, but are not required for interim periods before December 31, 2023.

In August 2023, Finance Canada released, for public consultation, the draft legislation to implement the OECD's Pillar Two global minimum tax regime. At the end of the third quarter of 2023, there was no tax legislation enacted or substantively enacted related to the Pillar Two model in the jurisdictions we operate. We are currently assessing the potential effect of these amendments on our annual financial statements.

66	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

3.	DISCONTINUED OPERATIONS

Fort Hills sale transaction

On February 2, 2023, we completed the sale of our 21.3% interest in Fort Hills and associated downstream assets to Suncor Energy Inc. (Suncor). Total Energies E&P Canada Ltd (TEPCA) exercised its right of first refusal to purchase its proportionate share of our Fort Hills interest.

We have accounted for this transaction by recognizing:

•	aggregate cash proceeds of approximately $1 billion from Suncor and TEPCA; and
•	a financial liability estimated at $269 million on closing. The current portion of $26 million was recorded as part of trade accounts payable and other liabilities. The non-current portion of $243 million was recorded as part of provisions and other liabilities. This financial liability is related to the remaining term of a downstream pipeline take or pay toll commitment.

We recognized a post-tax loss of approximately $8 million, which is presented in loss from discontinued operations upon closing of this transaction.

Results of discontinued operations of the Fort Hills disposal group:

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2023	2022	2023	2022
Revenue	$—	$409	$143	$1,312
Cost of sales	—	(325)	(161)	(992)
Gross profit (loss)	—	84	(18)	320
Asset impairment	—	(1,234)	—	(1,234)
Other operating income (expense)	—	—	—	(1)
Profit (loss) from discontinued operations	—	(1,150)	(18)	(915)
Net finance expense	—	(7)	(2)	(19)
Profit (loss) from discontinued operations before taxes	—	(1,157)	(20)	(934)
Recovery of income taxes	—	221	2	143
Profit (loss) from discontinued operations after taxes	—	(936)	(18)	(791)
Post-tax profit (loss) on sale	—	—	(8)	—
Profit (loss) from discontinued operations	$—	$(936)	$(26)	$(791)

67	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4.	TRANSACTIONS

a)	Sunset of Dual Class Share Structure

On April 26, 2023, Teck’s shareholders approved a six-year sunset for the multiple voting rights attached to the Class A common shares of Teck (the Dual Class Amendment). On May 12, 2023, each Teck Class A common share was acquired by Teck in exchange for (i) one new Class A common share and (ii) 0.67 of a Class B subordinate voting share recognized as a $302 million increase to Class B shares and reduction to retained earnings. The terms of the new Class A common shares are identical to the previous terms of Class A common shares, except that on May 12, 2029, the new Class A common shares will automatically convert into Class B subordinate voting shares, which will then be renamed common shares, on a one-for-one basis, and for no additional consideration or premium.

b)	San Nicolás arrangement

On April 6, 2023, we closed the transaction with Agnico Eagle Mines Limited (Agnico Eagle) forming a 50:50 joint arrangement to advance the San Nicolás copper-zinc development project located in Zacatecas, Mexico. Agnico Eagle has agreed to subscribe for a 50% interest in Minas de San Nicolás, S.A.P.I. de C.V. (MSN) for US$580 million, to be contributed as study and development costs are incurred by MSN.

We concluded that MSN is a joint operation where we share joint control with Agnico Eagle due to the key facts that Teck and Agnico Eagle are obligated for their share of the outputs of the arrangement and that Teck and Agnico Eagle are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses and cash flows.

We recognized a pre-tax gain of approximately $15 million ($10 million post-tax) in other operating income (expense) (Note 6) on Agnico Eagle's initial subscription for 3.5% of the project.

c)	Quintette sale transaction

On February 16, 2023, we closed the transaction with Conuma Resources Limited (Conuma) to sell all the assets and liabilities of the Quintette steelmaking coal mine in northeastern British Columbia. In exchange for the sale of the Quintette steelmaking coal mine, Conuma has agreed to pay in cash $120 million of staged payments over 36 months and an ongoing 25% net profits interest royalty, first payable after Conuma recovers its initial construction investments in Quintette.

We accounted for this transaction by recognizing:

•	cash of $30 million related to a non-refundable deposit and cash received upon closing;
•	a financial receivable of $69 million recorded as part of financial and other assets, which reflects the fair value of the staged payments at the close of the transaction; and
•	a mineral interest royalty in the amount of $200 million recorded as part of property, plant and equipment, which reflects the fair value of the royalty interest on closing of the transaction. The key facts and circumstances that resulted in concluding the royalty should be accounted for as a mineral interest were the alignment of cash flow risks and returns with the existing mine plan and that payments will only occur during the life of the mine.

We recognized a pre-tax gain of approximately $75 million ($50 million post-tax) in other operating income (expense) upon closing of this transaction (Note 6).

68	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

4.	TRANSACTIONS, continued

d)	Mesaba arrangement

On February 15, 2023, we closed the transaction with PolyMet Mining Corp. (PolyMet) forming a 50:50 joint arrangement to advance PolyMet's NorthMet Project and Teck's Mesaba mineral deposit. The joint arrangement is held and operated through a new entity named NewRange Copper Nickel LLC (NewRange).

We concluded that NewRange is a joint operation where we share joint control with PolyMet due to the key facts that Teck and PolyMet are obligated for their share of the outputs of the arrangement and that Teck and PolyMet are required to fund their respective share of cash flows to the arrangement. We account for our interest in the joint operation by recording our share of the respective assets, liabilities, revenue and expenses and cash flows.

This was a non-cash transaction. We have measured the fair value of the assets and liabilities contributed by Polymet through reference to market share price data, adjusted for transaction specific factors, which is classified as a Level 3 measurement within the fair value measurement hierarchy (Note 15).

We recognized a pre-tax gain of approximately $191 million ($142 million post-tax) in other operating income (expense) upon closing of this transaction (Note 6).

5.	REVENUE

The following table shows our revenue disaggregated by major product type and by business unit. Our business units are reported based on the primary products that they produce and are consistent with our reportable segments (Note 12) that have revenue from contracts with customers. A business unit can have revenue from more than one commodity as it can include an operation that produces more than one product. Intra-segment revenue is accounted for at current market prices as if sales were made to arm’s-length parties and are eliminated on consolidation. As a result of the sale of our 21.3% interest in Fort Hills and associated downstream assets, we no longer present the revenue related to Fort Hills previously reported for the three and nine months ended September 30, 2022 in the table below. Revenue related to Fort Hills is disclosed as part of Note 3, Discontinued Operations.

(CAD$ in millions)	Three months ended September 30, 2023
	Copper	Zinc	Steelmaking Coal	Total
Copper	$696	$—	$—	$696
Zinc	60	856	—	916
Steelmaking coal	—	—	1,610	1,610
Silver	10	159	—	169
Lead	1	229	—	230
Other	20	84	—	104
Intra-segment	—	(126)	—	(126)
	$787	$1,202	$1,610	$3,599

69	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

5.	REVENUE, continued

(CAD$ in millions)	Three months ended September 30, 2022
	Copper	Zinc	Steelmaking Coal	Total
Copper	$619	$—	$—	$619
Zinc	80	1,002	—	1,082
Steelmaking coal	—	—	2,273	2,273
Silver	8	125	—	133
Lead	—	205	—	205
Other	18	87	—	105
Intra-segment	—	(157)	—	(157)
	$725	$1,262	$2,273	$4,260

(CAD$ in millions)	Nine months ended September 30, 2023
	Copper	Zinc	Steelmaking Coal	Total
Copper	$1,987	$—	$—	$1,987
Zinc	190	1,850	—	2,040
Steelmaking coal	—	—	6,270	6,270
Silver	27	313	—	340
Lead	2	312	—	314
Other	77	267	—	344
Intra-segment	—	(392)	—	(392)
	$2,283	$2,350	$6,270	$10,903

(CAD$ in millions)	Nine months ended September 30, 2022
	Copper	Zinc	Steelmaking Coal	Total
Copper	$2,278	$—	$—	$2,278
Zinc	264	2,434	—	2,698
Steelmaking coal	—	—	8,733	8,733
Silver	30	319	—	349
Lead	3	316	—	319
Other	53	299	—	352
Intra-segment	—	(553)	—	(553)
	$2,628	$2,815	$8,733	$14,176

70	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

6.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2023	2022	2023	2022
Settlement pricing adjustments	$53	$(315)	$(32)	$(431)
Share-based compensation (Note 11(a))	(26)	(33)	(104)	(148)
Environmental costs and remeasurement of decommissioning and restoration provisions for closed operations	35	(9)	14	144
Care and maintenance costs	(14)	(15)	(43)	(45)
Social responsibility and donations	(20)	(12)	(45)	(49)
Gain (loss) on disposal or contribution of assets	(9)	(1)	255	(1)
Commodity derivatives	(15)	7	(39)	11
Take or pay contract costs	(12)	(17)	(46)	(55)
Elkview business interruption claim	2	—	221	—
Other	(122)	(40)	(216)	(117)
	$(128)	$(435)	$(35)	$(691)

7.	FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2023	2022	2023	2022
Debt interest	$61	$56	$183	$184
Interest on QB2 project financing	51	34	181	67
Interest on advances from SMM/SC	70	27	181	54
Interest on lease liabilities	6	4	16	11
Letters of credit and standby fees	12	9	31	26
Accretion on decommissioning and restoration provisions	45	32	131	104
Other	14	24	37	36
	259	186	760	482
Less capitalized borrowing costs	(188)	(126)	(561)	(331)
	$71	$60	$199	$151

71	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

8.	NON-OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2023	2022	2023	2022
QB2 variable consideration to IMSA and ENAMI	$75	$(40)	$(41)	$(201)
Loss on debt redemption or purchase	—	—	—	(63)
Foreign exchange gains (losses)	(3)	(52)	20	(4)
Downstream pipeline commitment	—	—	(40)	—
Other	(1)	(24)	(52)	(30)
	$71	$(116)	$(113)	$(298)

9.	DEBT

($ in millions)	September 30, 2023			December 31, 2022
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
3.75% notes due February 2023 (a)	$—	$—	$—	$108	$147	$147
3.9% notes due July 2030	503	592	673	503	614	673
6.125% notes due October 2035	336	436	449	336	452	449
6.0% notes due August 2040	473	576	637	480	631	648
6.25% notes due July 2041	396	500	530	396	531	531
5.2% notes due March 2042	395	437	528	395	471	529
5.4% notes due February 2043	367	417	492	367	448	492
	2,470	2,958	3,309	2,585	3,294	3,469
QB2 project financing facility (b)	2,353	3,228	3,132	2,500	3,419	3,322
Carmen de Andacollo short-term loans (c)	104	140	140	52	71	71
Antamina loan agreement (d)	225	304	304	225	305	305
	$5,152	$6,630	$6,885	$5,362	$7,089	$7,167
Less current portion of debt	(398)	(538)	(538)	(454)	(616)	(616)
	$4,754	$6,092	$6,347	$4,908	$6,473	$6,551

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 15).

a)	Notes Redeemed

In the first quarter of 2023, we redeemed the 3.75% notes at maturity for $144 million (US$108 million) plus accrued interest.

72	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

9.	DEBT, continued

b)	QB2 Project Financing Facility

As at September 30, 2023, the limited recourse QB2 project financing facility had a balance of US$2.4 billion. Amounts drawn under the facility currently bear interest at Term SOFR plus applicable margins that vary over time. The facility will be repaid in 17 semi-annual instalments and the first repayment of US$147 million was made on June 15, 2023. The facility is guaranteed pre-completion on several basis by Teck and SMM/SC pro rata to the respective equity interests in the Series A shares of QBSA. The facility is secured by pledges of Teck’s and SMM/SC’s interests in QBSA and by security over QBSA’s assets, which consist primarily of QB2 project assets.

c)	Carmen de Andacollo Short-Term Loans

As at September 30, 2023, we had $140 million (US$104 million) of debt outstanding in the form of fixed rate short-term bank loans with maturity of less than one year. The purpose of the loans is to fund short-term working capital requirements at Carmen de Andacollo.

d)	Antamina Loan Agreement

During 2021, Antamina entered into a US$1.0 billion loan agreement which is fully drawn as at September 30, 2023. Our 22.5% share of the principal value of the loan is US$225 million. Amounts outstanding under this facility bear interest at Term SOFR plus an applicable margin. The loan is non-recourse to us and the other Antamina owners and matures in 2026.

e)	Revolving Credit Facility

We maintain a US$4.0 billion sustainability-linked revolving credit facility maturing October 2026. The facility has pricing adjustments where the cost will increase, decrease, or remain unchanged based on our sustainability performance. Our sustainability performance over the term of the facility is measured by non-financial variables that are specific to our greenhouse gas emissions intensity, the percentage of women in our workforce and our high-potential safety incidents.

As at September 30, 2023, the facility was undrawn. Any amounts drawn under this facility can be repaid at any time and are due in full at maturity. Amounts outstanding under the facility bear interest at Term SOFR plus an applicable margin based on credit ratings and our sustainability performance, as described above. This facility requires our total net debt-to-capitalization ratio, which was 0.18 to 1.0 at September 30, 2023, to not exceed 0.60 to 1.0. This facility does not have an earnings or cash flow-based financial covenant, a credit rating trigger or a general material adverse effect borrowing condition.

We maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at September 30, 2023, we had $2.7 billion of letters of credit outstanding.

We also had $849 million in surety bonds outstanding at September 30, 2023, to support current and future reclamation obligations.

73	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

10.	QB2 ADVANCES FROM SMM/SC

($ in millions)	September 30, 2023			December 31, 2022
	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)	Face Value (US$)	Fair Value (CAD$)	Carrying Value (CAD$)
QB2 advances from SMM/SC	$2,413	$3,207	$3,242	$1,693	$2,330	$2,279

In the second quarter of 2023, QBSA entered into a third subordinated shareholder loan facility agreement with SMM/SC to advance QBSA up to an additional US$580 million, under similar terms to the original and second subordinated shareholder loan facilities. All advances are due to be repaid in full at maturity on January 15, 2038. Amounts outstanding under the facilities bear interest at LIBOR plus applicable margins and at the next interest setting date will transition to Term SOFR plus applicable margins that vary over time. As at September 30, 2023, US$330 million was outstanding under the US$580 million new subordinated shareholder loan facility.

As at September 30, 2023, the original US$1.3 billion and the second US$750 million subordinated shareholder loan facilities were fully drawn.

11.	EQUITY

a)	Share-Based Compensation

During the nine months ended September 30, 2023, we granted 1,379,835 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $54.67, a term of 10 years and vest in equal amounts over three years.

The weighted average fair value of the options issued was estimated at $22.69 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on the following assumptions at the grant date:

Average expected option life	5.9 years
Risk-free interest rate	3.52%
Dividend yield	0.92%
Expected volatility	42%

During the three and nine months ended September 30, 2023, share-based compensation expense related to stock options was $7 million and $21 million (2022 – $6 million and $19 million), respectively.

We have issued and outstanding deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs) and performance deferred share units (PDSUs) (collectively, Units).

During the nine months ended September 30, 2023, we issued 815,455 Units. The total number of Units outstanding at September 30, 2023 was 5,472,988. During the three and nine months ended September 30, 2023, share-based compensation expense related to Units was $19 million and $83 million (2022 – $27 million and $129 million), respectively.

During the three and nine months ended September 30, 2023, total share-based compensation expense was $26 million and $104 million (2022 – $33 million and $148 million) (Note 6), respectively.

74	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

11.	EQUITY, continued

b)	Accumulated Other Comprehensive Income

(CAD$ in millions)	September 30, 2023	September 30, 2022
Currency translation differences	$940	$1,113
Gain on marketable equity and debt securities (net of tax of $(12) and $(9))	94	60
	$1,034	$1,173

c)	Dividends

Dividends of $0.125 per share, totalling $65 million, were paid on our Class A common and Class B subordinate voting shares in the third quarter of 2023. Dividends totalling $451 million were paid on our Class A and Class B subordinate voting shares during the nine months ended September 30, 2023.

d)	Normal Course Issuer Bids

On occasion, we purchase and cancel Class B subordinate voting shares pursuant to normal course issuer bids that allow us to purchase up to a specified maximum number of shares over a one-year period.

In October 2022, we renewed our regulatory approval to conduct a normal course issuer bid, under which we may purchase up to 40 million Class B subordinate voting shares during the period from November 2, 2022 to November 1, 2023. All purchased shares will be cancelled.

During the nine months ended September 30, 2023, we purchased and cancelled 1,550,000 Class B subordinate voting shares for $85 million. During the nine months ended September 30, 2022, we purchased and cancelled 30,703,473 Class B subordinate voting shares for $1.4 billion.

75	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have four reportable segments that we report to our Chief Executive Officer — copper, zinc, steelmaking coal and corporate. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating income (expenses) include general and administration, exploration, research and innovation and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets do not include intra-group receivables between segments. Deferred tax assets have been allocated among segments.

As a result of the sale of our 21.3% interest in Fort Hills and associated downstream assets, we no longer present the energy segment related to Fort Hills previously reported for the three and nine months ended September 30, 2022 in the table below. The segmented information related to Fort Hills is disclosed as part of Note 3, Discontinued Operations.

	Three months ended September 30, 2023
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$787	$1,328	$1,610	$—	$3,725
Less intra-segment revenue	—	(126)	—	—	(126)
Revenue (Note 5)	787	1,202	1,610	—	3,599
Cost of sales	(622)	(1,106)	(1,040)	—	(2,768)
Gross profit	165	96	570	—	831
Other operating income (expenses)	(42)	2	17	(247)	(270)
Profit (loss) from operations	123	98	587	(247)	561
Net finance income (expense)	(159)	(14)	(28)	162	(39)
Non-operating income	55	3	5	8	71
Share of profit (loss) of associates and joint ventures	(4)	—	—	—	(4)
Profit (loss) before taxes from continuing operations	15	87	564	(77)	589
Capital expenditures from continuing operations	929	92	356	5	1,382

76	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	SEGMENTED INFORMATION, continued

	Three months ended September 30, 2022
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$725	$1,419	$2,273	$—	$4,417
Less intra-segment revenue	—	(157)	—	—	(157)
Revenue (Note 5)	725	1,262	2,273	—	4,260
Cost of sales	(475)	(951)	(1,037)	—	(2,463)
Gross profit	250	311	1,236	—	1,797
Other operating expenses	(124)	(39)	(197)	(196)	(556)
Profit (loss) from operations	126	272	1,039	(196)	1,241
Net finance income (expense)	(89)	(8)	(21)	74	(44)
Non-operating income (expense)	(92)	11	22	(57)	(116)
Profit (loss) before taxes from continuing operations	(55)	275	1,040	(179)	1,081
Capital expenditures from continuing operations	947	110	253	4	1,314

	Nine months ended September 30, 2023
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$2,283	$2,742	$6,270	$—	$11,295
Less intra-segment revenue	—	(392)	—	—	(392)
Revenue (Note 5)	2,283	2,350	6,270	—	10,903
Cost of sales	(1,652)	(2,021)	(3,323)	—	(6,996)
Gross profit	631	329	2,947	—	3,907
Other operating income (expenses)	81	(10)	248	(755)	(436)
Profit (loss) from operations	712	319	3,195	(755)	3,471
Net finance income (expense)	(408)	(39)	(81)	420	(108)
Non-operating income (expense)	(35)	1	(7)	(72)	(113)
Profit (loss) before taxes from continuing operations	269	281	3,107	(407)	3,250
Capital expenditures from continuing operations	3,235	216	993	18	4,462
Goodwill	415	—	702	—	1,117
Total assets	27,670	4,683	18,518	3,916	54,787

77	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

12.	SEGMENTED INFORMATION, continued

	Nine months ended September 30, 2022
(CAD$ in millions)	Copper	Zinc	Steelmaking Coal	Corporate	Total
Segment revenue	$2,628	$3,368	$8,733	$—	$14,729
Less intra-segment revenue	—	(553)	—	—	(553)
Revenue (Note 5)	2,628	2,815	8,733	—	14,176
Cost of sales	(1,477)	(2,101)	(3,181)	—	(6,759)
Gross profit	1,151	714	5,552	—	7,417
Other operating expenses	(378)	(6)	(222)	(414)	(1,020)
Profit (loss) from operations	773	708	5,330	(414)	6,397
Net finance income (expense)	(163)	(30)	(65)	131	(127)
Non-operating income (expense)	(219)	13	44	(136)	(298)
Share of profit (loss) of associates and joint ventures	(1)	—	—	—	(1)
Profit (loss) before taxes from continuing operations	390	691	5,309	(419)	5,971
Capital expenditures from continuing operations	2,717	218	757	12	3,704
Goodwill	421	—	702	—	1,123
Total assets from continuing operations	21,941	4,409	17,543	5,176	49,069
Total assets from discontinued operations - unallocated	—	—	—	—	1,255
Total assets	21,941	4,409	17,543	5,176	50,324

78	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13.	CONTINGENCIES

We consider provisions for all of our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2023, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving Teck Metals Limited (TML) in the Federal District Court for the Eastern District of Washington continues. The case relates to historic discharges of slag and effluent from TML’s Trail metallurgical facility to the Upper Columbia River. TML prevailed against the plaintiffs’ on citizen suit claims, seeking injunctive relief, statutory penalties and attorney’s fees. In December 2012 on the basis of stipulated facts agreed between TML and the plaintiffs, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for the plaintiffs' response costs, the amounts of which were determined in the second phase of the case. Additional response costs not yet claimed may be recoverable. TML has largely exhausted its appeal rights in respect of that decision. As a consequence of a ruling of the Ninth Circuit Court of Appeals, also in the second phase, liability associated with air emissions from the Trail facility is no longer part of the case under CERCLA. Plaintiffs exhausted their appeal rights in respect of that decision. The third and final phase of the case pertains to the plaintiffs’ claims for natural resource damages. In March 2022, the State of Washington was granted leave to amend its complaint to seek alleged damages under the Model Toxics Control Act (MTCA), the state law equivalent of CERCLA, premised on both air emissions and discharges to the river. In April 2022, TML filed a motion to dismiss the MTCA claims. The Trial Court initially denied TML's motion to dismiss those claims, but in the first quarter of 2023, following a TML motion for reconsideration, the Trial Court reversed itself and dismissed the State’s MTCA claims. The State of Washington filed a further motion challenging parts of this decision and seeking clarification of other parts and in June 2023, the Court denied the State's motion. The State has now exhausted its right of appeal.

In the second quarter of 2022, TML filed two early motions for summary judgment in respect of the CERCLA natural resource damages claims, which were denied in the third quarter of 2022. Based on one of those rulings, in the first quarter of 2023, TML subsequently filed a motion seeking a ruling that the CERCLA claims are not fully developed and they should therefore be dismissed. The motion was denied but not decided on the merits, and TML sought reconsideration which was denied by the Court in June 2023. TML filed a motion seeking certification for an interlocutory appeal to the 9th Circuit Court of Appeals which was denied.

The previously scheduled February 2024 trial with respect to natural resource damages and assessment costs has been postponed and a new trial date has not yet been scheduled.

Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess the extent of our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

79	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

13.	CONTINGENCIES, continued

Elk Valley Water Quality

On March 10, 2023, Environment and Climate Change Canada (ECCC) notified Teck Coal Limited (TCL) that it had commenced an investigation for alleged violations under s.36(3) of the Fisheries Act as a result of alleged mine-impacted discharges into Dry Creek and the upper Fording River from the Line Creek Operations. TCL is cooperating with ECCC in its investigation. We are not currently able to determine the outcome of the investigation, which could lead to charges, fines and administrative penalties that could be material.

Elkview Business Interruption Claim

In the fourth quarter of 2022, we submitted a business interruption insurance claim related to the structural failure of the Elkview plant feed conveyor belt. No amount was recognized in the consolidated financial statements for the insurance claim as of December 31, 2022 as the claims process was in progress. We received an advance payment of insurance proceeds of approximately $102 million in the first quarter of 2023 and the remainder of the insurance proceeds of $119 million in the second and third quarter of 2023.

14.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter. Depending on commodity prices, this could result in Red Dog’s profits and cash flows being higher in the last two quarters of the year as finished inventories are sold.

15.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Certain cash equivalents, certain marketable equity securities and certain debt securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Observable Inputs Other than Quoted Prices

80	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

15.	FAIR VALUE MEASUREMENTS, continued

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market. Also included in Level 2 are settlement receivables and settlement payables from provisional pricing on concentrate sales and purchases, certain refined metal sales and steelmaking coal sales because they are valued using quoted market prices derived based on forward curves for the respective commodities and published price assessments for steelmaking coal sales.

Level 3 – Significant Unobservable Inputs

Level 3 inputs are unobservable (supported by little or no market activity).

We include investments in certain equity securities in non-public companies in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency.

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at September 30, 2023 and December 31, 2022, are summarized in the following table:

(CAD$ in millions)	September 30, 2023				December 31, 2022
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$826	$—	$—	$826	$1,624	$—	$—	$1,624
Marketable and other equity securities	83	—	151	234	69	—	150	219
Debt securities	175	—	—	175	159	—	—	159
Settlement receivables	—	1,141	—	1,141	—	1,118	—	1,118
Derivative instruments and embedded derivatives	—	69	—	69	—	74	—	74
	$1,084	$1,210	$151	$2,445	$1,852	$1,192	$150	$3,194

Financial liabilities
Derivative instruments and embedded derivatives	$—	$151	$—	$151	$—	$149	$—	$149
Settlement payables	—	30	—	30	—	45	—	45
	$—	$181	$—	$181	$—	$194	$—	$194

Unless disclosed elsewhere in our financial statements (Note 9 and Note 10), the fair value of the remaining financial assets and financial liabilities approximate their carrying value.

81	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

16.	FINANCIAL RISK MANAGEMENT

Concentration of Credit Risk

Cash and cash equivalents are held with high quality financial institutions. Substantially all of our cash and cash equivalents held with financial institutions exceeds government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions and by monitoring the credit standing of the financial institutions with whom we transact. We seek to limit the amount of exposure with any one counterparty.

82	Teck Resources Limited 2023 Third Quarter News Release

Teck Resources Limited

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

17.	INCOME TAXES

During the third quarter, the new two-tiered Chilean mining royalty regime on copper revenues and profit was enacted into law. As a result, we recognized a deferred tax expense of $106 million, which represents our estimated additional future mining royalties following the expiration of the tax stability agreements for Carmen de Andacollo and Quebrada Blanca in 2027 and 2037, respectively. This expense was calculated based on the existing taxable temporary differences that are scheduled to reverse in future years.

18.	LEASE ARRANGEMENT

QBSA entered into a contract with Transelec S.A. to lease an electrical power transmission system to connect the QB2 project with the Chilean national power grid. Subsequent to the quarter, the Chilean National Electric Coordinator issued the certificate that approves the entry into operation for the transmission system, leading to the commencement date of the lease. The lease requires QB to pay approximately US$22 million per year, escalating by 2.2% annually. On initial recognition of the lease, we will record a lease liability of approximately US$324 million, with a corresponding right-of-use asset.

83	Teck Resources Limited 2023 Third Quarter News Release